INVESTMENT AGREEMENT

between

UNITED ENERGY GROUP LIMITED

and

TRANSMERIDIAN EXPLORATION INCORPORATED

Dated as of June 11, 2008

	TABLE OF CONTENTS

		Page

	ARTICLE I
	DEFINITIONS

SECTION 1.01	Definitions	2

	ARTICLE II
	THE TENDER OFFER

SECTION 2.01	The Tender Offer	15
SECTION 2.02	Company Action	17

	ARTICLE III
	THE EXCHANGE OFFER AND NOTE CONSENT SOLICITATION

SECTION 3.01	The Exchange Offer and Note Consent Solicitation	17

	ARTICLE IV
	ISSUANCE OF NEW PREFERRED STOCK, COMMON STOCK AND WARRANTS

SECTION 4.01	Issuance of New Preferred Stock	20
SECTION 4.02	Issuance of Common Stock	20
SECTION 4.03	Issuance of Warrants	21
SECTION 4.04	Closing of the Swap	21
SECTION 4.05	Closing Deliveries by the Company	21
SECTION 4.06	Closing Deliveries by Purchaser	23
SECTION 4.07	Escrow	23

	ARTICLE V
	REPRESENTATIONS AND WARRANTIES OF THE COMPANY

SECTION 5.01	Organization and Qualification; Subsidiaries	24
SECTION 5.02	Certificate of Incorporation and By-laws	24
SECTION 5.03	Capitalization	24
SECTION 5.04	Authority Relative to the Transaction Agreements	25
SECTION 5.05	No Conflict; Required Filings and Consents	26
SECTION 5.06	Permits; Compliance	27
SECTION 5.07	SEC Filings; Financial Statements	27
SECTION 5.08	Absence of Certain Changes or Events	30
SECTION 5.09	Absence of Litigation	30
SECTION 5.10	Employee Benefit Plans	30
SECTION 5.11	Labor and Employment Matters	33
SECTION 5.12	Offer Documents; Proxy Statement and Registration Statement	34
SECTION 5.13	Real Property; Title to Assets	35
SECTION 5.14	Intellectual Property	36

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Annex A	List of Key Senior Preferred Stockholders
Annex B	List of Key Junior Preferred Stockholders
Annex C	Conditions to the Tender Offer
Annex D	Proposed Terms and Conditions of the Exchange Offer
Annex E	Disclosure Schedule

Exhibit 1.01	Initial Investors of Junior Preferred Stock and Additional Returns
Exhibit 4.01(d)(i)	Certificate of Designations of Series B-1 Preferred Stock
Exhibit 4.01(d)(ii)	Certificate of Designations of Series B-2 Preferred Stock
Exhibit 4.03(a)	Form of Mandatory Warrants
Exhibit 4.03(b)	Form of Optional Warrants
Exhibit 4.05(i)	Amended and Restated By-laws
Exhibit 4.07	Form of Escrow Agreement
Exhibit 7.01	Approved Conduct between Signing and Swap Closing
Exhibit 7.02(a)(i)	Amendment to the Certificate of Incorporation
Exhibit 7.02(a)(iii)	Amendment to the Certificate of Designations of the Senior Preferred Stock
Exhibit 7.02(a)(iv)	Amendment to the Certificate of Designations of the Junior Preferred Stock
Exhibit 7.10	Form of Release Letter
Exhibit 7.12	Capital Requirements Schedule

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INVESTMENT AGREEMENT, dated as of June 11, 2008 (this “Agreement”), between United Energy Group Limited, an exempted company with limited liability existing under the laws of Bermuda (“Purchaser”), and Transmeridian Exploration Incorporated, a Delaware corporation (the “Company”).

WHEREAS, the Boards of Directors of Purchaser and the Company have each determined that it is in the best interests of their respective stockholders to restructure the Company’s ownership and capital structure through a series of transactions as contemplated in this Agreement and the Ancillary Documents (as defined below);

WHEREAS, Purchaser and each of the Persons (as defined below) listed on Annex A (the “Key Senior Preferred Stockholders”) have entered into a Rollover Agreement or a Stock Purchase Agreement, dated as of the date hereof (collectively, the “Senior Preferred Stock Purchase Agreements”), pursuant to which Purchaser has agreed to purchase from each of the Key Senior Preferred Stockholders, and each Key Senior Preferred Stockholder has agreed to sell to Purchaser, all of the shares of 15% senior redeemable convertible preferred stock, par value US$0.0006 per share, of the Company (the “Senior Preferred Stock”) owned of record and beneficially by such Key Senior Preferred Stockholder in exchange for (a) the convertible bonds issued by Purchaser (the “Purchaser Convertible Bonds”),  (b) US$76 per share in cash or (c) a combination of US$76 per share in cash and the Purchaser Convertible Bonds, upon the terms and subject to the conditions set forth in the respective Senior Preferred Stock Purchase Agreement (collectively, the “Rollover Transactions”);

WHEREAS, Purchaser and the Persons listed on Annex B (the “Key Junior Preferred Stockholders”) have entered into a Stock Purchase Agreement, dated as of the date hereof (the “Junior Preferred Stock Purchase Agreement”), pursuant to which Purchaser has agreed to purchase from each of the Key Junior Preferred Stockholders, and each Key Junior Preferred Stockholder has agreed to sell to Purchaser, all of the shares of 20% junior redeemable convertible preferred stock, par value US$0.0006 per share, of the Company (the “Junior Preferred Stock”; together with the Senior Preferred Stock, the “Preferred Stock”) owned of record and beneficially by such Key Junior Preferred Stockholder at a price of US$76 per share in cash or a combination of cash and Common Stock, upon the terms and subject to the conditions set forth in the Junior Preferred Stock Purchase Agreement (collectively, the “Sale and Purchase Transactions”);

WHEREAS, Purchaser intends to make a tender offer (the “Tender Offer”) to acquire (a) all outstanding shares of the Senior Preferred Stock that are not owned by the Key Senior Preferred Stockholders (the “Remaining Shares of Senior Preferred Stock”) for US$76 in cash per share, and (b) all outstanding shares of the Junior Preferred Stock that are not owned by the Key Junior Preferred Stockholders (the “Remaining Shares of Junior Preferred Stock”) for US$76 in cash per share, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Company intends to cause the 12% Senior Notes Issuer (as defined below) to (a) conduct an offer to exchange New Senior Notes (as defined below) and the 12% Senior Notes Cash Payments (as defined below) for the 12% Senior Notes (as defined below) and (b) concurrently with the exchange offer, solicit consents from holders of the 12%

Senior Notes to adopt certain amendments to the Indenture (as defined below), in each case upon the terms and subject to the conditions set forth in this Agreement (such exchange offer and consent solicitation being collectively referred to herein as the “Exchange Offer”, together with the Tender Offer, the “Offers”);

WHEREAS, upon the consummation of the Offers, the Rollover Transactions, and the Sale and Purchase Transactions, the Company intends to issue to Purchaser, (a) 1,512,158 shares (the “First Tranche Shares”) of series B-1 redeemable convertible preferred stock, par value US$0.0006 per share, of the Company (the “Series B-1 Preferred Stock”); (b) 622,897 shares of series B-2 redeemable convertible preferred stock, par value US$0.0006 per share, of the Company (the “Series B-2 Preferred Stock”) and (c) the Warrants (as defined below) in exchange for (i) the Preferred Stock tendered pursuant to the Tender Offer, (ii) the Senior Preferred Stock purchased by Purchaser pursuant to the Senior Preferred Stock Purchase Agreements, (iii) the Junior Preferred Stock purchased by Purchaser pursuant to the Junior Preferred Stock Purchase Agreement, (iv) the First Tranche Price (as defined below), (v) the Second Tranche Price (as defined below) and (vi) the Additional Returns (as defined below), in each case upon the terms and subject to the conditions set forth herein (collectively, the “Swap”, and together with the Rollover Transactions, the Sale and Purchase Transactions and the Offers, the “Transactions”);

WHEREAS, the Board of Directors of the Company (the “Board”) has unanimously approved this Agreement and the Ancillary Documents to which the Company or any Subsidiary (as defined below) is a party, declared their advisability and approved the Transactions in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and other applicable Law and has resolved to recommend to the holders of the Preferred Stock that they tender their shares pursuant to the Tender Offer and the holders of the 12% Senior Notes that they tender their 12% Senior Notes for exchange pursuant to the Exchange Offer; and

WHEREAS, the Board of Directors of Purchaser has approved this Agreement and the Ancillary Documents and declared their advisability and approved the Transactions.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Purchaser and the Company hereby agree as follows:

ARTICLE I
DEFINITIONS

SECTION 1.01   Definitions.  (a)  For purposes of this Agreement:

“12% Senior Notes” means the outstanding 12% senior secured notes due 2010 issued by the 12% Senior Notes Issuer and guaranteed by the Company and certain of the Company’s other subsidiaries pursuant to the Indenture.

“12% Senior Notes Cash Payments” means the cash payments to be made to the holders of the 12% Senior Notes tendered for exchange and accepted in the Exchange Offer.

“12% Senior Notes Issuer” means Transmeridian Exploration Inc., a British Virgin Islands company and a wholly owned subsidiary of the Company.

“Additional Return Agreements” means (a) the 20% Junior Redeemable Convertible Preferred Stock Additional Return Agreement dated June 18, 2007 among the Company, Kenmont Special Opportunities Master Fund, L.P. and other investors and (b) the 20% Junior Redeemable Convertible Preferred Stock Additional Return Agreement dated June 26, 2007 among the Company, Capital Ventures International and others investors.

“Additional Returns” means the amount to be paid by Purchaser to the Initial Investors of Junior Preferred Stock provided in Exhibit 1.01 attached hereto, except as otherwise provided in the Junior Preferred Stock Purchase Agreement.

“Affiliate” of a specified Person means a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Ancillary Documents” means the Investor Rights Agreement, Senior Preferred Stock Purchase Agreements, Junior Preferred Stock Purchase Agreement, the Escrow Agreement, the Certificate of Designations of Series B-1 Preferred Stock, the Certificate of Designations of Series B-2 Preferred Stock, the New Indenture, the Amendment to the Certificate of Incorporation, the Amended and Restated By-laws, the Amendment to the Certificate of Designations of the Senior Preferred Stock, the Amendment to the Certificate of Designations of the Junior Preferred Stock, the Warrants, the Purchaser Convertible Bonds and the instrument creating the Purchaser Convertible Bonds.

“Anti-trust Laws” means any applicable Law regulating antitrust, competition or merger control matters, including, without limitation, the Law of the Republic of Kazakhstan On Competition and Limitation of Monopolistic Activities dated January 19, 2001 and the Law of the Republic of Kazakhstan On Competition and Limitation of Monopolistic Activities subsequently adopted in 2006 and Russian Federal law 26.07.2006 No. 135-FZ “On Protection of Competition”, to the extent applicable.

“Article 71 Waiver” means one or more written notifications from MEMR waiving Kazakhstan government’s pre-emptive right under Article 71 of the Subsoil Use Law or confirming that Kazakhstan government will not exercise its pre-emptive right in respect of the Transactions or consenting to the Transactions.

“beneficial owner” or “beneficially own”, with respect to any shares of the Company, has the meaning ascribed to such term under Rule 13d-3(a) of the Exchange Act.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day (other than a Saturday or Sunday) on which banks are not required or authorized to close in Hong Kong and New York.

“Certificates of Designations of the Preferred Stock” means the Certificate of Designations of the Senior Preferred Stock and the Certificate of Designations of the Junior Preferred Stock.

“Closing Date” means the date of the Swap Closing.

“Common Stock” means the common stock, par value US$0.0006 per share, of the Company.

“Company Licensed Intellectual Property” means each item of Intellectual Property licensed to the Company or a Subsidiary pursuant to a License.

“Company Owned Intellectual Property” means Intellectual Property owned by the Company or a Subsidiary.

“Company Software” means Software (a) material to the operation of the business of the Company or a Subsidiary, including all computer software and databases operated by the Company or a Subsidiary on its web sites or used by the Company or a Subsidiary in connection with processing customer orders, storing customer information, or storing or archiving data and (b) owned, manufactured, distributed, sold, licensed or marketed by the Company or any Subsidiary.

“Company Stock Plans” means (a) the 2006 Incentive Plan of the Company and (b) the Amended and Restated 2003 Stock Compensation Plan of the Company.

“Competing Transaction” means any of the following (other than the Transactions):  (a) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any Subsidiary; (b) any sale, lease, exchange, transfer or other disposition of a material part of the assets of the Company or of any Subsidiary; (c) any sale, exchange, transfer or other disposition of 15% or more of any class or series of equity securities of the Company or of any Subsidiary; (d) any tender offer or exchange offer that, if consummated, would result in any Person beneficially owning 15% or more of any class or series of equity securities of the Company or of any Subsidiary; (e) any solicitation in opposition to approval and adoption of this Agreement by the Company’s stockholders; or (f) any other similar transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay any of the Transactions.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

“Data Room” means the electronic data room established by the Company for the purposes of Purchaser undertaking due diligence in connection with the Transactions accessible to Purchaser via ftp://ftp.mergertree.com from April 3, 2008 to June 11, 2008.

“Determination Date” means (a) the date of the written agreement between the parties hereto with respect to the amount of (i) the indemnifiable Losses payable to the Purchaser Indemnified Party or (ii) the Unpaid Fees payable to Purchaser, as the case may be, or (b) the date of the applicable court order under Section 11.06 (prior to any appeal thereof) with respect to the amount of (i) the indemnifiable Losses payable to the Purchaser Indemnified Party hereunder or (ii) the Unpaid Fees payable to Purchaser, as the case may be.

“Disclosure Schedule” means the Disclosure Schedule attached hereto as Annex E, dated as of the date hereof, delivered by the Company to Purchaser in connection with this Agreement.

“Environmental Claims” means any and all actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, notices of liability or potential liability, investigations, proceedings, consent orders or consent agreements relating in any way to any Environmental Law, any Environmental Permit or any Hazardous Substances.

“Environmental Laws” means any United States or non-United States federal, state, common, provincial, municipal or local laws statutes regulations, rules, codes, orders or requirements relating to (a) Releases or threatened Releases of Hazardous Substances or materials containing Hazardous Substances; (b) the manufacture, handling, transport, use, treatment, exposure to, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; (c) pollution or protection of the environment, health, safety or Natural Resources; or (d) gas flaring.

“Environmental Permit” means any permit, approval, identification number, license or other authorization required under any applicable Environmental Law.

“Escrow Account” means the bank account established by the Escrow Agent for the purpose of holding the Escrow Funds (as defined in the Escrow Agreement).

“Escrow Agent” means a reputable international bank jointly designated by the Company and Purchaser.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and all rules and regulations promulgated thereunder.

“Exchange Approvals” means (a) any consent, approval, waiver or confirmation under the AMEX rules or otherwise required by AMEX officials, including, without limitation, the AMEX Listing Approval; and (b) any consent, approval (including approval for the listing of shares in the capital of Purchaser issuable upon the conversion of the Purchaser Convertible Bonds), waiver or confirmation under the HKSE Listing Rules or otherwise required by the HKSE officials, in connection with the Transactions.

“Exchange Offer Minimum Condition” means at least 90% of the outstanding principal amount of the 12% Senior Notes validly tendered and not withdrawn pursuant to the Exchange Offer.

“Existing Warrants” means the warrants issued by the Company pursuant to (a) the Convertible Promissory Note and Warrant Purchase Agreement, dated as of August 30, 2005, by and among the Company, North Sound Legacy Institutional Fund LLC, North Sound Legacy International, Ltd., and Royal Bank of Canada; (b) the Common Stock Purchase Warrant, dated December 1, 2006, by and between the Company and Jefferies & Company, Inc.; (c) the Common Stock Purchase Warrant dated as of July 9, 2007, by and between the Company and Jefferies & Company, Inc.; (d) the Warrant Purchase Agreement, dated as of March 15, 2007, by and among the Company, North Sound Legacy International Ltd and North Sound Legacy Institutional Fund LLC; (e) the Preferred Stock and Warrant Purchase Agreement, dated November 12, 2004, by and between the Company and each of the purchasers party thereto; (f) Warrant Agreement, dated as of December 12, 2005 by and between the Company and The Bank of New York; (g) Allonge to Common Stock Purchase Warrant (Warrant No. NS2007-1), in favor of North Sound Legacy Institutional Fund LLC, dated May 30, 2007; and (h) Allonge to Common Stock Purchase Warrant (Warrant No. NS2007-2), in favor of North Sound Legacy International Ltd., dated May 30, 2007.

“Exon-Florio Provisions” means the provisions of Section 721 of Title VII of the Defense Production Act of 1950, as amended, and the regulations promulgated thereunder.

“Fair Market Value” means the price that would be negotiated in an arm’s-length transaction for cash between a willing seller and a willing buyer, neither of which is under any compulsion to complete the transaction, as such price is determined by an accounting, appraisal or investment banking firm of national standing jointly appointed by the Company and Purchaser.

“First Tranche Price” means an amount equal to the difference between (a) US$151,215,804 and (b) the aggregate of (i) the Total Preferred Stock Value and (ii) the Additional Returns.

“Governmental Authority” means any United States or non-United States federal, state or local or government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

“Hazardous Substance” means any contaminant, substance, dangerous goods or pollutant or any other substance that when released to the natural environment is reasonably likely to cause, at some immediate or future time, harm or material degradation to the natural environment or risk to human health, including, without limitation: (a) any petrochemical or petroleum products, by-products or breakdown products, radioactive materials, asbestos in any form that is or could become friable, transformers or other equipment that contains dielectric fluid containing polychlorinated biphenyls, mold and radon gas; (b) any chemicals, materials or substances defined as or included in the definition of “hazardous substances”, “hazardous wastes”, “hazardous materials”, “restricted hazardous materials”, “extremely hazardous substances”, “toxic substances”, “contaminants” or “pollutants” or words of similar meaning and regulatory effect or (c) any other chemical, material or substance, exposure to which is prohibited, limited, or regulated by any applicable Environmental Law.

“Hedge” means a derivative transaction within the coverage of SFAS No. 133, including any swap transaction, option, warrants, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral, transportation or other similar arrangements related to such transactions.

“HKSE” means The Stock Exchange of Hong Kong Limited.

“HKSE Listing Rules” means the Rules Governing the Listing of Securities on the Main Board of HKSE.

“Hydrocarbon Contract” means any Hydrocarbon production sharing contract, lease or license, permit or other similar agreement or right permitting the Company or any Subsidiary to explore for, develop, use, produce, sever, process, operate and occupy Hydrocarbon interests and associated fixtures or structures for a specified period of time, including any farm-out or farm-in agreement, operating agreement, unit agreement, pooling or communitization agreement, declaration or order, joint venture, option or acquisition agreement, any oil and gas production, sales, marketing, transportation, exchange and processing contract and agreement, or any other contract affecting the ownership or operation of properties held for exploration or production of Hydrocarbons, or the disposition of the Hydrocarbons produced therefrom, in each case to which the Company or any of the Subsidiaries is a party.

“Hydrocarbons” means, with respect to any Person, crude oil, natural gas, casinghead gas, condensate, sulphur, natural gas liquids, plant products and other liquid or gaseous hydrocarbons produced in association therewith (including coalbed gas and carbon dioxide), and all other minerals of every kind and character which may be covered by or included in or attributable to any of the properties of such Person or any of such Person’s Subsidiaries.

“Indemnified Party” means a Purchaser Indemnified Party or a Company Indemnified Party, as the case may be.

“Indemnifying Party” means the Company pursuant to Section 9.02 and Purchaser pursuant to Section 9.03, as the case may be.

“Indenture” means the Indenture in respect of the 12% Senior Notes, dated as of December 12, 2005, among the 12% Senior Notes Issuer, the Company and certain of the Company’s other Subsidiaries, as guarantors, and the Indenture Trustee, as supplemented by the First Supplemental Indenture, dated as of December 22, 2005, and the Second Supplemental Indenture, dated as of May 24, 2006.

“Indenture Trustee” means The Bank of New York, trustee under the Indenture and the anticipated trustee under the New Indenture.

“Initial Investors of Junior Preferred Stock” means the initial purchasers of the Junior Preferred Stock listed in Exhibit 1.01 attached hereto.

“Intellectual Property” means (a) United States and non-United States patents, patent applications and invention registrations of any type; (b) trademarks, service marks, domain names, trade dress, logos, trade names, corporate names and other source identifiers, and registrations and applications for registration thereof; (c) copyrightable works, copyrights, and registrations and applications for registration thereof; (d) Software; (e) confidential and proprietary information, including trade secrets and know-how and (f) rights of privacy, publicity and endorsement, and all other rights associated therewith in any jurisdiction.

“Investor Rights Agreement” means the investor rights agreement, dated as of the date hereof, between the Company and Purchaser, which shall become effective as of the Swap Closing in accordance with the terms thereof.

“knowledge of the Company” means the knowledge of any director or officer of the Company and in the case of an officer, after the exercise of reasonable investigation.

“Law” means any United States or non-United States federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including common law).

“Licenses” mean (a) licenses of Intellectual Property by the Company or a Subsidiary to third parties; (b) licenses of Intellectual Property by third parties to the Company or a Subsidiary; and (c) agreements between the Company or a Subsidiary and third parties relating to the development or use of Intellectual Property or the development or transmission of data.

“Material Adverse Effect” means, when used in connection with the Company or any Subsidiary, any event, circumstance, change or effect that, individually or in the aggregate with any other events, circumstances, changes and effects occurring after the date hereof, is or is likely to be materially adverse to (a) the business, condition (financial or otherwise), assets, liabilities, prospects or results of operations of the Company and the Subsidiaries taken as a whole or (b) the ability of the Company to consummate the Transactions, it being understood that none of the following alone or in combination shall be deemed, in and of itself, to constitute a Material Adverse Effect: (i) changes attributable to the public announcement or pendency of the Transactions or compliance with this Agreement, (ii) changes in general United States or foreign economic, financial or geopolitical conditions, (iii) changes in applicable Law or GAAP, (iv) changes in interest rates, (v) events, circumstances, changes or effects affecting the securities markets generally, (vi) changes in the Company’s and the Subsidiaries’ industries in general, or (vii) military conflicts or acts of foreign or domestic terrorism; provided, however, that (A) any change, effect, development, event or occurrence described in each of clauses (iii) and (vi) above shall not constitute or give rise to a Material Adverse Effect only if and to the extent that such change, effect, development, event or occurrence does not specifically relate to the Company or the Subsidiaries and does not have a disproportionate effect on the Company and the Subsidiaries relative to other companies in the oil and gas industry and (B) none of the clauses (i) through (vii) above shall in any way limit the scope or application of the conditions to the Tender Offer or the Exchange Offer specified in Annex C or in the caption “—Conditions to the Exchange Offer” of Annex D respectively, or Purchaser’s ability to rely on or invoke any such conditions, except to the extent the term “Material Adverse Effect” as defined is used therein.

“MEMR” means the Ministry of Energy and Mineral Resources of the Republic of Kazakhstan.

“Natural Resources” means land, fish, wildlife, biota, air, water, ground water, drinking water supplies, and other such resources.

“New Indenture” means the indenture, to be dated as of the date of its execution, by and among the 12% Senior Notes Issuer, the Company and those Subsidiaries (as defined below) who guarantee the 12% Senior Notes, respectively, as guarantors, and the Indenture Trustee, pursuant to which the New Senior Notes are expected to be issued.

“New Preferred Stock” means the Series B-1 Preferred Stock and the Series B-2 Preferred Stock.

“New Senior Notes” means the new senior secured notes of the 12% Senior Notes Issuer proposed to be issued pursuant to the Exchange Offer, to be fully and unconditionally guaranteed by the Company and those of the Subsidiaries (as defined below) who guarantee the 12% Senior Notes, respectively, and whose terms, conditions and covenants shall be as provided in the New Indenture and which shall be reasonably satisfactory to Purchaser and shall include such terms, conditions and covenants as Purchaser shall deem desirable or necessary to effect the Transactions (which shall either not include a right of holders to have their New Senior Notes repurchased upon a change of control of the Company or the 12% Senior Notes Issuer, or, if such repurchase right is included, shall carve-out any change of control that would result from the consummation of the Transactions).

“Offer Documents” means the Tender Offer Documents and the Exchange Offer Documents.

“Oil and Gas Interests” means (a) interests in, and rights to, the following oil and gas properties: (i) 100% working interest in South Alibek Field, Kazakhstan under a 57.1 Km 2 subsoil use license (License 1557) and (ii) the 50% working interest in Gasha Field, Dagestan, Russia under a 71.6 Km 2 subsoil use license, (b) Hydrocarbons and other minerals or revenues therefrom, all contracts in connection therewith and claims and rights thereto (including all oil and gas leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, oil and gas sales, exchange and processing contracts and agreements, agreements on transfer of geological information, and in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations, and concessions and (c) all easements, rights of way, licenses, permits, leases, and other interests associated with, appurtenant to, or necessary for the operation of any of the foregoing; and all interests in equipment and machinery (including wells, well equipment and machinery), oil and gas production, gathering, transmission, treating, processing and storage facilities (including tanks, tank batteries, pipelines, and gathering systems), pumps, water plants, electric plants, gasoline and gas processing plants, refineries, and other tangible personal property and fixtures associated with, appurtenant to, or necessary for the operation of any of the foregoing.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“PRC” means the People’s Republic of China, including Hong Kong.

“Purchaser Shareholders Approval” means the requisite approval of the Transactions and the Transaction Agreements by the shareholders of Purchaser.

“Release” means disposing, discharging, injecting, spilling, leaking, leaching, dumping, emitting, escaping, emptying, seeping, placing and the like into or upon any land or water or air or otherwise entering into the environment.

“Remaining Shares of the Preferred Stock” means the Remaining Shares of  Senior Preferred Stock and the Remaining Shares of Junior Preferred Stock.

“Remedial Action” means all action to (a) clean up, remove, treat or handle in any other way Hazardous Substances in the environment; (b) restore or reclaim the environment or Natural Resources; (c) prevent the Release of Hazardous Substances so that they do not migrate, endanger or threaten to endanger public health or the environment or (d) perform remedial investigations, feasibility studies, corrective actions, closures and postremedial or postclosure studies, investigations, operations, maintenance and monitoring on, about or in any real property.

“Requisite Noteholder Consent” means the consent of the holders of a majority of the outstanding principal amount of the 12% Senior Notes voting together as a single class pursuant to the terms set forth in the Exchange Offer.

“Securities Act” means the Securities Act of 1933, as amended, and all rules and regulations promulgated thereunder.

“Securities Laws” means the Securities Act, the Exchange Act, the HKSE Listing Rules, the listing rules of, or any listing agreement with AMEX and any other applicable Law regulating securities or takeover matters.

“Software” means computer software, programs and databases in any form, including Internet web sites, web content and links, all versions, updates, corrections, enhancements, and modifications thereof, and all related documentation.

“Stockholders Approvals” means the approvals of all matters that are required to be approved by the Common Stockholders Meeting as provided in Section 7.02(a).

“subsidiary” or “subsidiaries” of the Company, Purchaser or any other Person means an Affiliate controlled by such Person, directly or indirectly, through one or more intermediaries.

“Subsoil Use Law” means Republic of Kazakhstan Law No. 2828 “On Subsoil and Subsoil Use”, as amended by, among other things (a) Kazakhstan Law on Introduction of Amendments and Additions into Certain Legal Acts on Subsoil Use and Subsoil Operations (effective on 8 December, 2004) and (b) Kazakhstan Law on Amendments and Additions to certain Legislative Acts of the Republic of Kazakhstan Regarding Matters of Subsoil Use and Conduct of Petroleum Operations in the Republic of Kazakhstan (effective on 18 October, 2005).

“Superior Proposal” means an unsolicited written bona fide offer made by a third party to consummate any of the following transactions:  (a) a merger, consolidation, share exchange, business combination or other similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction would hold less than 50% of the equity interests in the surviving or resulting entity of such transaction; or (b) the acquisition by any Person or group (including by means of a tender offer or an exchange offer or a two-step transaction involving a tender offer followed with reasonable promptness by a cash-out merger involving the Company), directly or indirectly, of ownership of 50% of the then outstanding shares of stock of the Company, in each case on terms that the Board determines, in its good faith judgment (after having received the advice of a financial advisor of nationally recognized reputation, which may include Jefferies & Company, Inc. or an Affiliate or division thereof), to be more favorable to the Company’s stockholders from a financial point of view than the Transactions and for which financing, to the extent required, is then committed.

“Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other similar charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including, without limitation:  taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; customers’ duties, tariffs and similar charges; and subsoil user’s taxes and payments.

“Tender Offer Price” means the total consideration paid by Purchaser to the holders of the Remaining Shares of the Preferred Stock to acquire the Remaining Shares of the Preferred Stock validly tendered and not withdrawn pursuant to the Tender Offer.  The Tender Offer Price shall include any amounts withheld by Purchaser pursuant to Section 7.17.

“Termination Date” means December 31, 2008.

“Total Preferred Stock Value” means an amount equal to US$100 multiplied by the number of shares of the Preferred Stock surrendered by Purchaser to the Company at the Swap Closing.

“Transaction Agreements” means this Agreement and the Ancillary Documents.

“Volume Weighted Average Price” means, with respect to the Common Stock as of any date, the dollar volume-weighted average price per share on AMEX during the period beginning at 9:30:01 a.m., New York City time (or such other time as AMEX publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York City time (or such other time as AMEX publicly announces is the official close of trading) as reported by Bloomberg through its “Volume at Price” functions, or, if the foregoing does not apply, the dollar volume/weighted average price per share in the over-the-counter market on the electronic bulletin board for the Common Stock during the period beginning at 9:30:01 a.m., New York City time (or such other time as AMEX publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York City time (or such other time as AMEX publicly announces is the official close of trading) as reported by Bloomberg, or, if no dollar/volume weighted average price is reported for the Common Stock by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for the Common Stock as reported in the “pink sheets” by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). All such determinations are to be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

(b)           The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
Action	§ 5.09
Agents	§ 3.01(f)
Agreement	Preamble
Amended and Restated By-laws	§ 4.05(i)
Amendment to the Certificate of Designations of the Junior Preferred Stock	§ 7.02(a)
Amendment to the Certificate of Designations of the Senior

Defined Term	Location of Definition
Preferred Stock	§ 7.02(a)
Amendment to the Certificate of Incorporation	§ 7.02(a)
Amendment to the Indenture	§ 3.01(b)
AMEX	§ 2.01(a)
AMEX Listing Approval	§ 7.13
Balance Sheet	§ 5.07(c)
Board	Recitals
Capital Excess	§ 4.01(b)
Change in the Company Recommendation	§ 7.05(c)
Code	§ 7.17
Common Stockholder Approvals	§ 7.02(a)
Common Stockholders Meeting	§ 7.02(a)
Company	Preamble
Company Fundamental Representations	§ 9.01(a)
Company Indemnified Party	§ 9.03
Company Reserve Reports	§ 5.21
Confidential Information	§ 7.04(b)
D&O Insurance	§ 7.01(f)
DGCL	Recitals
Environmental Representations	§ 9.01(a)
ERISA	§ 5.10(a)
Escrow Agreement	§ 4.07
Exchange Offer	Recitals
Exchange Offer Documents	§ 3.01(a)
Exercising Junior Preferred Stockholder(s)	§ 4.02
Existing Warrants Waiver	§ 7.11
Expenses	§ 10.03(b)
FCPA	§ 5.19
Fee	§ 10.03(a)
First Tranche Shares	Recitals
Fundamental Representations	§ 9.01(b)
Funding Requirement	§ 7.20
GAAP	§ 5.07(b)
Improper Payment Laws	§ 5.19
IRS	§ 5.10(a)
Junior Preferred Stock	Recitals
Junior Preferred Stock Purchase Agreement	Recitals
Key Junior Preferred Stockholders	Recitals
Key Senior Preferred Stockholders	Recitals
Lease Documents	§ 5.13(b)
Liens	§ 5.13(a)
Loss	§ 9.02
Mandatory Warrants	§ 4.03(a)
Material Contracts	§ 5.17(a)
Maximum Amount	§ 7.01(f)

Defined Term	Location of Definition
Minimum Condition	§ 2.01(a)
Multiemployer Plan	§ 5.10(b)
Multiple Employer Plan	§ 5.10(b)
New Common Shares	§ 7.13
Non-U.S. Benefit Plan	§ 5.10(h)
Notice of Change in Recommendation	§ 7.05(c)
Offer to Purchase	§ 2.01(c)
Offers	Recitals
Optional Warrants	§ 4.03(b)
Permits	§ 5.06
Permitted Liens	§ 5.13(a)
Plans	§ 5.10(a)
Preferred Stock	Recitals
Preferred Stockholder Consents	§ 7.02(b)
Proceeds	§ 7.12
Proxy Statement	§ 7.02(a)
Purchaser	Preamble
Purchaser Convertible Bonds	Recitals
Purchaser Election Notice	§ 4.02
Purchaser Fundamental Representations	§ 9.01(b)
Purchaser Indemnified Party	§ 9.02
Registration Statement	§ 7.15
Release Letter	§ 7.10
Remaining 12% Senior Notes	§ 3.01(g)
Remaining Preferred Stock	§ 7.16
Remaining Shares of Junior Preferred Stock	Recitals
Remaining Shares of Senior Preferred Stock	Recitals
Representatives	§ 5.19
Rollover Transactions	Recitals
S-3 Registration Statements	§ 5.25
Sale and Purchase Transactions	Recitals
SEC	§ 2.01(a)
SEC Reports	§ 5.07(a)
Second Tranche Price	§ 4.01(b)
Second Tranche Shares	§ 4.01(b)
Senior Notes Repurchase Payment	§ 3.01(g)
Senior Preferred Stock	Recitals
Senior Preferred Stock Purchase Agreements	Recitals
Series B-1 Preferred Stock	Recitals
Series B-2 Preferred Stock	Recitals
Shares of Newly Issued Common Stock	§ 4.02
Stockholder Consent Materials	§ 5.12(b)
Subsidiary	§ 5.01(a)
Swap	Recitals
Swap Closing	§ 4.04

Defined Term	Location of Definition
Tax Representations	§ 9.01(a)
Tender Offer	Recitals
Tender Offer Documents	§ 2.01(c)
Tender Offer Expiration Date	§ 2.01(a)
Tender Offer Initial Expiration Date	§ 2.01(a)
Tender Offer Statement	§ 2.01(c)
Third Party Claim	§ 9.05(b)
Transactions	Recitals
Unpaid Fees	§ 10.03(e)
Warrants	§ 4.03(b)

ARTICLE II
THE TENDER OFFER

SECTION 2.01   The Tender Offer.  (a)  Provided that none of the events set forth in clauses (i) through (xi) of Annex C hereto shall have occurred or be continuing, Purchaser shall commence the Tender Offer at a time satisfactory to it after the date hereof; provided that at least five (5) Business Days’ notice shall have been provided to the Company.  The obligation of Purchaser to accept for payment the Remaining Shares of the Preferred Stock tendered pursuant to the Tender Offer shall be subject to (i) the condition (the “Minimum Condition”) that at least such number of the Remaining Shares of Senior Preferred Stock and the Remaining Shares of Junior Preferred Stock, which, together with the shares of the Senior Preferred Stock and the Junior Preferred Stock to be purchased by Purchaser pursuant to the Senior Preferred Stock Purchase Agreements and the Junior Preferred Stock Purchase Agreement, represents at least 90% of the outstanding shares of each of the Senior Preferred Stock and Junior Preferred Stock, respectively, and (ii) the satisfaction of each of the other conditions set forth in Annex C hereto.  Purchaser expressly reserves the right to waive any such condition (except as expressly provided otherwise in Annex C hereto), to increase the price per share payable in the Tender Offer, and to make any other changes in the terms and conditions of the Tender Offer; provided, however, that no change may be made which decreases the price per share payable in the Tender Offer or which imposes conditions to the Tender Offer in addition to those set forth in Annex C hereto.  Notwithstanding the foregoing, Purchaser may, without the consent of the Company, extend the Tender Offer (i) for one or more periods of not more than 20 Business Days each beyond the scheduled expiration date, which initially shall be 20 Business Days following the commencement of the Tender Offer (the “Tender Offer Initial Expiration Date”), if, at any scheduled expiration of the Tender Offer, any of the conditions to Purchaser’s obligation to accept for payment the Remaining Shares of the Preferred Stock, shall not be satisfied or waived and (ii) for any period required by any rule, regulation or interpretation of the Securities and Exchange Commission (the “SEC”), or the staff thereof, or the American Stock Exchange (“AMEX”) applicable to the Tender Offer (any expiration time and date established pursuant to any extension of the Tender Offer under this Agreement, as so extended, the “Tender Offer Expiration Date”).  Purchaser shall pay for all Remaining Shares of the Preferred Stock validly tendered and not withdrawn promptly following the acceptance of the Remaining Shares of the Preferred Stock for payment pursuant to the Tender Offer.  Notwithstanding the immediately preceding sentence and subject to the applicable rules of the SEC and the terms and conditions of the Tender Offer, Purchaser expressly reserves the right to delay payment for the Remaining Shares of the Preferred Stock in order to comply in whole or in part with applicable Laws.  Any such delay shall be effected in compliance with Rule 14e-1(c) under the Exchange Act.  Purchaser may extend the Tender Offer after the acceptance of the Remaining Shares of the Preferred Stock thereunder for a further period of time by means of a subsequent offering period of not more than 20 Business Days to meet the objective that there be validly tendered, in accordance with the terms of the Tender Offer, prior to the expiration of the Tender Offer (as so extended), and not withdrawn a number of the Remaining Shares of Senior Preferred Stock and the Remaining Shares of Junior Preferred Stock, which, together with the shares of the Senior Preferred Stock and the shares of the Junior Preferred Stock to be purchased by Purchaser pursuant to the Senior Preferred Stock Purchase Agreements and the Junior Preferred Stock Purchase Agreement, represents at least 90% of the outstanding shares of each of the Senior Preferred Stock and the Junior Preferred Stock, respectively.  If any payment of the Tender Offer Price is to be made to a Person other than the Person in whose name the surrendered certificate formerly evidencing the Preferred Stock is registered on the stock transfer books of the Company, it shall be a condition of payment that the certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other taxes required by reason of any payment of the Tender Offer Price to a Person other than the registered holder of the certificate surrendered, or shall have established to the satisfaction of Purchaser that such taxes either have been paid or are not applicable.  No dividends, whether or not declared, will be paid by Purchaser on any shares of Preferred Stock tendered into the Tender Offer.

(b)        Notwithstanding anything to the contrary in this Agreement, Purchaser may, in its sole discretion, provide the holders of the Remaining Shares of Senior Preferred Stock the right to receive, as an alternative to the per share cash consideration payable in the Tender Offer, Purchaser Convertible Bonds in exchange for the Remaining Shares of Senior Preferred Stock validly tendered and not withdrawn in the Tender Offer.  The Purchaser Convertible Bonds would be offered to holders of the Remaining Shares of Senior Preferred Stock on the same commercial terms as those provided to the Key Senior Preferred Stockholders under the Senior Preferred Stock Purchase Agreements, subject to applicable Law, including available exemptions for registration under the Securities Act.

(c)        At a time satisfactory to it after the date hereof but no later than the date of commencement of the Tender Offer, Purchaser shall deliver and, to the extent required, file with the SEC, a tender offer statement or statements (together with all amendments and supplements thereto, the “Tender Offer Statement”) with respect to the Tender Offer to holders pursuant to applicable U.S. federal securities laws (which may include the filing of a Schedule TO and/or Schedule 13E-4F or any successor form thereto).  The Tender Offer Statement shall contain or shall incorporate by reference, to the extent required by applicable U.S. federal securities laws, an offer to purchase (the “Offer to Purchase”) and forms of the related letter of transmittal (the Tender Offer Statement, the Offer to Purchase and such other documents, together with all supplements and amendments thereto, being referred to herein collectively as the “Tender Offer Documents”).  Each of Purchaser and the Company agrees to correct promptly any information provided by it for use in the Tender Offer Documents that shall have become false or misleading in any material respect, and Purchaser further agrees to take all steps necessary to cause the

Tender Offer Documents, as so corrected, to be disseminated to holders of the Remaining Shares of the Preferred Stock and, if required, filed with the SEC, in each case as and to the extent required by applicable U.S. federal securities laws.

SECTION 2.02   Company Action.  The Company shall promptly furnish Purchaser with mailing labels containing the names and addresses of all record holders of the Remaining Shares of the Preferred Stock and with security position listings of shares held in stock depositories, each as of a recent date, together with all other available listings and computer files containing names, addresses and security position listings of record holders and beneficial owners of the Remaining Shares of the Preferred Stock.  The Company shall promptly furnish Purchaser with such additional information, including, without limitation, updated listings and computer files of stockholders, mailing labels and security position listings, and such other assistance in disseminating the Tender Offer Documents to holders of the Remaining Shares of the Preferred Stock as Purchaser may reasonably request.

ARTICLE III
THE EXCHANGE OFFER AND NOTE CONSENT SOLICITATION

SECTION 3.01   The Exchange Offer and Note Consent Solicitation.  (a)  Provided that none of the events set forth in the caption “—Conditions to the Exchange Offer” of Annex D hereto shall have occurred or be continuing, promptly after the receipt of a written request from Purchaser to do so and the receipt of the Exchange Offer Documents (as defined below) from Purchaser, the Company shall cause the 12% Senior Notes Issuer to commence the Exchange Offer on terms consistent with Annex D.  The Company shall cooperate, and shall cause its Subsidiaries to cooperate, with the reasonable requests of Purchaser in connection with the Exchange Offer.  The Exchange Offer shall be conducted on the terms and subject to the conditions set forth in the offer to exchange and consent solicitation statement, the letter of transmittal and other related documents (collectively, the “Exchange Offer Documents”) and/or on such other terms as may be agreed by Purchaser and the Company as necessary or appropriate in order to facilitate obtaining the Requisite Noteholder Consents, including, without limitation, with regard to the amount of the 12% Senior Notes Cash Payments.  The Exchange Offer shall require that each holder of 12% Senior Notes accepting the New Senior Notes and the 12% Senior Notes Cash Payments in exchange for such holder’s 12% Senior Notes must also consent to the Amendment to the Indenture.

(b)        As part of the Exchange Offer, the Company shall cause the 12% Senior Notes Issuer to solicit consents and waivers from holders of 12% Senior Notes to adopt the amendment to the Indenture and to waive the matters described under the caption “—Consents and Waivers” in Annex D hereto (the “Amendment to the Indenture”).

(c)        The obligation of the Company to cause the 12% Senior Notes Issuer to accept for exchange and payment the 12% Senior Notes tendered pursuant to the Exchange Offer shall be subject to (i) its obtaining the Requisite Noteholder Consent and (ii) the satisfaction of each of the other conditions to the Exchange Offer, as set forth in the Exchange Offer Documents.  The Company shall cause the 12% Senior Notes Issuer to waive any of the conditions to the Exchange Offer as may be requested by Purchaser, subject to compliance with applicable Laws, and shall not, without the consent of Purchaser, cause the 12% Senior Notes

Issuer to waive any condition to the Exchange Offer or make any changes to the terms and conditions of the Exchange Offer other than as agreed between Purchaser and the Company.  Notwithstanding the immediately preceding sentence, the Company need not cause the 12% Senior Notes Issuer to make any change to the terms and conditions of the Exchange Offer requested by Purchaser that decreases the consideration per 12% Senior Note payable in the Exchange Offer or imposes conditions to the Exchange Offer or related consent solicitation in addition to those set forth in Annex D hereto that are materially adverse to holders of the 12% Senior Notes, unless such change is approved by the Company in writing.  The Company shall cause the 12% Senior Notes Issuer to extend the expiration date and consent deadline of the Exchange Offer as may be reasonably requested by Purchaser.

(d)        The Company covenants and agrees that, promptly following the consent deadline specified in the Exchange Offer Documents, assuming the Requisite Noteholder Consent is received, the Company shall, and shall cause the 12% Senior Notes Issuer and other Subsidiaries who are guarantors of the 12% Senior Notes under the Indenture to (and shall use its reasonable best efforts to cause the Indenture Trustee to), execute a supplement to the Indenture implementing the Amendment to the Indenture, which shall be in a form reasonably satisfactory to Purchaser and which shall implement the amendments and waivers described in the Exchange Offer Documents and shall become operative at the closing of the Exchange Offer, subject to the terms and conditions of this Agreement (including the conditions to the Exchange Offer).  The Company shall cause the 12% Senior Notes Issuer, concurrent with the closing of the Exchange Offer, to (i) accept for exchange the 12% Senior Notes that have been validly tendered and not withdrawn pursuant to and in accordance with the terms and conditions of the Exchange Offer, (ii) promptly execute the New Indenture (which shall be in a form reasonably satisfactory to Purchaser) and execute and issue (and in the case of the Indenture Trustee, authenticate) the New Senior Notes, (iii) promptly deliver the New Senior Notes and pay the 12% Senior Notes Cash Payments (using funds provided by or at the direction of Purchaser) (including the payment of an early consent payment specified in the Exchange Offer Documents to holders who validly tendered and did not validly withdraw their 12% Senior Notes prior to the consent deadline) to holders of 12% Senior Notes that have been accepted for exchange in the Exchange Offer.

(e)        Purchaser shall prepare all necessary and appropriate documentation in connection with the Exchange Offer, including the Exchange Offer Documents.  The Company shall, and shall cause the 12% Senior Notes Issuer and other Subsidiaries to, cooperate with Purchaser in preparing the Exchange Offer Documents, in preparing and issuing any press release announcing the commencement, results, modification or extension of the Exchange Offer, and in preparing and disseminating any amendments or supplements to the Exchange Offer Documents.  The Exchange Offer Documents (including all amendments or supplements) and all mailings to the holders of the 12% Senior Notes in connection with the Exchange Offer shall be subject to the prior review of, and comment by, the Company and Purchaser and shall be reasonably acceptable to each of them.  If at any time prior to the closing of the Exchange Offer any information in the Exchange Offer Documents should be discovered by the Company or the 12% Senior Notes Issuer, on the one hand, or Purchaser, on the other hand, which should be set forth in an amendment or supplement to the Exchange Offer Documents so that the Exchange Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other party, and the Company shall cause the 12% Senior Notes Issuer to disseminate to the holders of the 12% Senior Notes an appropriate amendment or supplement prepared by Purchaser describing such information.  Notwithstanding anything to the contrary in this Section 3.01, Purchaser, the Company and the Subsidiaries shall comply with the requirements of Rule 14e-1 under the Exchange Act, any U.S. state securities or “Blue Sky” laws and any other applicable Law to the extent such Law is applicable in connection with the Exchange Offer and such compliance will not be deemed a breach hereof.

(f)        In connection with the Exchange Offer, Purchaser may select one or more dealer managers, information agents, depositaries and other agents (collectively, “Agents”) to provide assistance in connection therewith, and the Company shall, and/or shall cause the 12% Senior Notes Issuer to, enter into customary agreements (including indemnities) with such parties so selected.  Purchaser shall reimburse the Company and the 12% Senior Notes Issuer for the reasonable fees and out-of-pocket expenses paid to any Agent retained in connection with the Exchange Offer, which fees and expenses shall, after the Swap Closing, be paid out of the Proceeds in accordance with Section 7.12.  The Company shall provide to Purchaser, and shall cause its Subsidiaries to, and shall use its best efforts to cause the respective officers, employees and advisors, including legal and accounting, of the Company and its Subsidiaries to, provide to Purchaser and its affiliates, its legal counsel and the Agents cooperation reasonably requested by Purchaser or such affiliates, such legal counsel or the Agents in connection with the Exchange Offer, including (i) participating in meetings, presentations, due diligence sessions and drafting sessions, (ii) executing and delivering any legal opinions, comfort letters (10b-5 letters) or documents as may be reasonably requested by Purchaser or the Agents, and (iii) using best efforts to obtain accountants’ comfort letters, consents and legal opinions, as reasonably requested by Purchaser or the Agents.

(g)        If the 12% Senior Notes validly tendered for exchange in the Exchange Offer are accepted for exchange by the 12% Senior Notes Issuer pursuant to Section 3.01(d) above, the Company shall, promptly after the Swap Closing, cause the 12% Senior Notes Issuer to deliver, in the manner specified in the Indenture, a notice to holders of outstanding 12% Senior Notes that were not accepted for exchange in the Exchange Offer (the “Remaining 12% Senior Notes”) offering to repurchase, in accordance with and at the price specified in Section 4.11 of the Indenture, the Remaining 12% Senior Notes.  On the repurchase date specified in the repurchase notice referred to in the immediately preceding sentence, the Company shall cause the 12% Senior Notes Issuer to repurchase the Remaining 12% Senior Notes using funds provided by Purchaser or at the direction of Purchaser (the “Senior Notes Repurchase Payment”).

(h)        Purchaser shall not be responsible or liable for, any payment (including with respect to the 12% Senior Notes Cash Payments or with respect to the repurchase of the Remaining 12% Senior Notes), damages or obligation arising from the failure of the Company and its Subsidiaries to comply with the provisions of this Section 3.01, including, without limitation, any such failure which would result in the closing of the Exchange Offer without the consent of Purchaser.

ARTICLE IV
ISSUANCE OF NEW PREFERRED STOCK, COMMON STOCK AND WARRANTS

SECTION 4.01   Issuance of New Preferred Stock.  (a)  Upon the terms and subject to the conditions of this Agreement, at the Swap Closing, the Company shall issue to Purchaser, and Purchaser shall subscribe for and purchase from the Company, the First Tranche Shares.  In consideration for the issuance of the First Tranche Shares to Purchaser, Purchaser shall (i) surrender to the Company all of the shares of Senior Preferred Stock acquired by Purchaser pursuant to the Senior Preferred Stock Purchase Agreements and the Tender Offer, (ii) surrender to the Company all of the shares of Junior Preferred Stock acquired by Purchaser pursuant to the Junior Preferred Stock Purchase Agreement and the Tender Offer, (iii) pay the First Tranche Price into the Escrow Account and (iv) pay to each Initial Investor of Junior Preferred Stock the applicable Additional Returns set forth opposite the name of each Initial Investor of Junior Preferred Stock as provided in Exhibit 1.01.

(b)        Upon the terms and subject to the conditions of this Agreement, at the Swap Closing, the Company shall issue to Purchaser, and Purchaser shall subscribe for and purchase from the Company, 622,897 shares of Series B-2 Preferred Stock (the “Second Tranche Shares”) in consideration for the payment by Purchaser of US$62,289,696 (“Second Tranche Price”) in cash into the Escrow Account; provided, however, that if the aggregate of the First Tranche Price and US$62,289,696 exceeds US$75,000,000 (such excess being referred to herein as the “Capital Excess”), the Second Tranche Price may, in the sole discretion of Purchaser upon written notice to the Company, be reduced by an amount equal to or less than the Capital Excess and the number of the Second Tranche Shares shall be reduced proportionally.

(c)        The Company shall execute and file with the Secretary of State of the State of Delaware (i) the Certificate of Designations of Series B-1 Preferred Stock attached hereto as Exhibit 4.01(c)(i), subject to any revisions required by AMEX pursuant to Section 7.13, and (ii) the Certificate of Designations of Series B-2 Preferred Stock attached hereto as Exhibit 4.01(c)(ii), subject to any revisions required by AMEX pursuant to Section 7.13, on the Closing Date and prior to the issuance of the First Tranche Shares and Second Tranche Shares.

SECTION 4.02   Issuance of Common Stock.  If Purchaser receives the Stockholder Election Notice (as defined in the Junior Preferred Stock Purchase Agreement) pursuant to the Junior Preferred Stock Purchase Agreement, it shall deliver a written notice (the “Purchaser Election Notice”) to the Company prior to the Swap Closing stating the number of shares of Common Stock that each Key Junior Preferred Stockholder (the “Exercising Junior Preferred Stockholder(s)”) is entitled to receive.  Upon receipt of the Purchaser Election Notice, at the Swap Closing, the Company shall issue to Purchaser, and Purchaser shall subscribe for and purchase from the Company, at a price of US$1.40 per share of Common Stock, such number of shares of Common Stock in the name of Purchaser or in the name of the Key Junior Preferred Stockholders, as is designated by Purchaser in the Purchaser Election Notice (the shares of Common Stock issued by the Company to the Exercising Junior Preferred Stockholder(s) being referred to herein as the “Shares of Newly Issued Common Stock”).  The aggregate purchase price for such shares of Common Stock shall be paid by Purchaser at the Swap Closing by wire transfer in immediately funds into a bank account designated by the Company.  Purchaser shall promptly deliver to each Exercising Junior Preferred Stockholder such number of shares of

Common Stock as are set forth in the Purchaser Election Notice.  The issuance of the Shares of Newly Issued Common Stock shall be conditioned upon receiving the following representations and warranties from the Exercising Junior Preferred Stockholder(s) for the benefit of the Company:

(a)        such Exercising Junior Preferred Stockholder(s) is an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act);

(b)        such Exercising Junior Preferred Stockholder(s) is acquiring the Shares of Newly Issued Common Stock for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof, and such Exercising Junior Preferred Stockholder(s) has such knowledge and experience in financial and business matters that he, she or it is capable of evaluating the merits and risks of investing in the Company;

(c)        such Exercising Junior Preferred Stockholder(s) is not purchasing the Shares of Newly Issued Common Stock as a result of any general solicitation or general advertising (as those terms are used in Regulation D of the Securities Act); and

(d)        the offer and sale of the Shares of Newly Issued Common Stock to such Exercising Junior Preferred Stockholder(s) is in compliance with all applicable Laws.

SECTION 4.03   Issuance of Warrants.  (a)  Upon the terms and subject to the conditions of this Agreement, at the Swap Closing, the Company shall issue to Purchaser warrants, in the form attached hereto as Exhibit 4.03(a), providing for Purchaser’s right to purchase 33,653,960 shares of Common Stock, subject to adjustment in accordance with the terms thereof (the “Mandatory Warrants”).

(b)        Upon the terms and subject to the conditions of this Agreement, at the Swap Closing, the Company shall issue to Purchaser warrants, in the form attached hereto as Exhibit 4.03(b), providing for Purchaser’s right to purchase 5,000,000 shares of Common Stock, subject to adjustment in accordance with the terms thereof (the “Optional Warrants”; together with the Mandatory Warrants, the “Warrants”); provided, however, that if the June 15, 2008 or the September 15, 2008 interest payment under the 12% Senior Notes is not made by the Company and this Agreement is not terminated by the Company pursuant to Section 7.20, the Company shall not be required to issue the Optional Warrants.

SECTION 4.04   Closing of the Swap.  Upon the terms and subject to the conditions of this Agreement, the closing of the Swap, including the sale and purchase of the New Preferred Stock and the issuance of the Warrants, shall take place at a closing (the “Swap Closing”) at Shearman & Sterling LLP, 12/F Gloucester Tower, the Landmark, 15 Queen’s Road, Central, Hong Kong, immediately following the satisfaction or waiver of each of the conditions to the obligations of the parties hereto set forth in Section 8.01 and Section 8.02 or at such other place or on such other date as the parties may mutually agree upon in writing.

SECTION 4.05   Closing Deliveries by the Company.  At the Swap Closing, the Company shall deliver to Purchaser:

(a)        stock certificates evidencing the First Tranche Shares;

(b)        stock certificates evidencing the Second Tranche Shares;

(c)        the Warrants duly executed by the Company;

(d)        original counterparts of the Investor Rights Agreement duly executed by the Company;

(e)        a true and complete copy, certified by the Secretary or an Assistant Secretary of the Company, of the resolutions duly and validly adopted by the Board evidencing (i) their authorization of the execution and delivery of this Agreement and the Ancillary Documents to which the Company or any of its Subsidiaries is a party, (ii) the consummation of the Transactions applicable to the Company or any of its Subsidiaries, (iii) the decrease in the number of total members of the Board from eight (8) to seven (7), (iv) the appointment of four (4) directors of the Board nominated by Purchaser and (v) amendments to the charters for the nominating and governance committee and the compensation committee of the Board to remove any requirements regarding the minimum number of independent directors on such committees to the extent permitted by Law, in the case of (iii), (iv) and (v) above, effective upon the Swap Closing;

(f)        a certificate of the Secretary or an Assistant Secretary of the Company certifying the names and signatures of the officers of the Company authorized to sign this Agreement and the Ancillary Documents to which the Company or any of its Subsidiaries is a party and the other documents to be delivered hereunder and thereunder by the Company or any of its Subsidiaries;

(g)        the resignations, effective as of the Swap Closing, of the four directors of the Company appointed by the holders of the Junior Preferred Stock and one additional director to be identified by the Company at least five (5) Business Days prior to the Swap Closing as the directors of the Company;

(h)        a copy of (i) the Certificate of Incorporation, as amended, of the Company, certified by the Secretary of State of the State of Delaware, as of a date not earlier than five Business Days prior to the Swap Closing and accompanied by a certificate of the Secretary or Assistant Secretary of the Company, dated as of the Swap Closing, stating that no amendments have been made to such Certificate of Incorporation since such date other than as contemplated by this Agreement and (ii) the amended and restated by-laws of the Company in the form attached hereto as Exhibit 4.05(i) (the “Amended and Restated By-laws”), effective upon the Swap Closing, duly adopted by the Board and certified by the Secretary or Assistant Secretary of the Company;

(i)        certified copies of (i) the Certificate of Designations of Series B-1 Preferred Stock, (ii) the Certificate of Designations of Series B-2 Preferred Stock, (iii) the Amendment to the Certificate of Designations of Senior Preferred Stock, (iv) the Amendment to the Certificate of Designations of Junior Preferred Stock and (v) the Amendment to the Certificate of Incorporation, in each case, duly filed with the Secretary of State of the State of Delaware on the Closing Date;

(j)        a good standing certificate for the Company from the Secretary of State of the State of Delaware dated as of a date not earlier than five Business Days prior to the Swap Closing;

(k)        a receipt for the First Tranche Price and the Second Tranche Price;

(l)        original copies of the Release Letter executed by each of the Initial Investors of Junior Preferred Stock that is not a Key Junior Preferred Stockholder;

(m)       a copy of each of (i) the Amendment to the Indenture, (ii) the New Indenture, and (iii) the New Senior Notes, in each case, duly executed by the Company and the Indenture Trustee (or authenticated by the Indenture Trustee, in the case of the New Senior Notes) and a certificate of a duly authorized officer of the Company certifying that the Amendment to the Indenture and the New Indenture have each become effective;

(n)        a certificate of the Chief Financial Officer of the Company certifying that the Company has sufficient “surplus” (as defined in Section 154 of the DGCL) to redeem the Remaining Preferred Stock pursuant to Section 7.16; and

(o)        a certificate of the Secretary or an Assistant Secretary of the Company certifying that the Common Stockholder Approvals and the Preferred Stockholder Consents have been obtained.

SECTION 4.06   Closing Deliveries by Purchaser.  At the Swap Closing, Purchaser shall deliver to the Company:

(a)        original counterparts of the Investor Rights Agreement duly executed by Purchaser;

(b)        a certificate of the Secretary or an Assistant Secretary of Purchaser certifying the names and signatures of the officers of Purchaser authorized to sign this Agreement and the Ancillary Documents to which Purchaser is a party and the other documents to be delivered hereunder and thereunder by Purchaser; and

(c)        a receipt for the Warrants and the New Preferred Stock.

SECTION 4.07   Escrow.  Prior to the Swap Closing, the Company and Purchaser shall enter into an Escrow Agreement with the Escrow Agent substantially in the form of Exhibit 4.07 (the “Escrow Agreement”).  In accordance with the terms of the Escrow Agreement, Purchaser shall deposit the First Tranche Price and Second Tranche Price to be managed and paid out by the Escrow Agent in accordance with the terms of the Escrow Agreement.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

As an inducement to Purchaser to enter into this Agreement, the Company hereby represents and warrants to Purchaser that:

SECTION 5.01   Organization and Qualification; Subsidiaries.  (a)  Each of the Company and each subsidiary of the Company (each a “Subsidiary”) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted.  The Company and each Subsidiary is, in all material respects, duly qualified or licensed as a corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary.

(b)        A true and complete list of all the Subsidiaries, together with the jurisdiction of incorporation of each Subsidiary, the percentage of the outstanding capital stock of each Subsidiary owned by the Company and each other Subsidiary, and the names of the directors and officers of each Subsidiary, is set forth in Section 5.01(b) of the Disclosure Schedule.  Except as disclosed in Section 5.01(b) of the Disclosure Schedule, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

SECTION 5.02   Certificate of Incorporation and By-laws.  The Company has heretofore furnished to Purchaser a complete and correct copy of the Certificate of Incorporation and the By-laws or equivalent organizational documents, each as amended to date, of the Company and each Subsidiary.  Such Certificates of Incorporation, By-laws or equivalent organizational documents are in full force and effect.  Except as disclosed in Section 5.02 of the Disclosure Schedule, neither the Company nor any Subsidiary is in violation of any of the provisions of its Certificate of Incorporation, By-laws or equivalent organizational documents.

SECTION 5.03   Capitalization.  (a)  The authorized capital stock of the Company consists of (i) 200,000,000 shares of Common Stock, of which, as of the date of this Agreement, 117,012,229 shares are issued and outstanding; (ii) 5,000,000 shares of preferred stock, par value US$0.0006 per share, of which (1) 1,111,282 have been designated as Senior Preferred Stock, of which, as of the date of this Agreement, 482,999 shares are issued and outstanding; (2) 2,755,319 shares have been designated as Junior Preferred Stock, of which, as of the date of this Agreement, 710,741 shares are issued and outstanding; and (3) 1,785,714 shares have been designated as Series A Cumulative Convertible Preferred Stock, of which, as of the date of this Agreement, no shares are issued and outstanding.  All issued and outstanding shares of the Company are validly issued, fully paid and nonassessable.  As of the date of this Agreement, no shares of capital stock are held in treasury and no shares of capital stock are reserved for future issuance except as provided in the Certificates of Designations of the Preferred Stock, the Existing Warrants and the Company Stock Plans.  Except for the Senior Preferred Stock, the Junior Preferred Stock, the Existing Warrants and the Company Stock Plans, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any Subsidiary or obligating the Company or any Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, the Company or any Subsidiary.  Section 5.03(a) of the Disclosure Schedule sets forth, for each holder of Existing Warrants or options, the following information with respect to each of the Existing Warrants and Company Stock Plans:  (i) the name of each holder thereof;

(ii) the number of shares of capital stock subject to such Existing Warrants or outstanding awards under Company Stock Plans, and the number of shares of capital stock subject to Company Stock Plans; (iii) the exercise or purchase price of the warrants, options or stock rights; (iv) the date on which the warrants, options or stock rights were granted; (v) the date on which the warrants, options or stock rights can be exercised or vest; and (vi) the date on which the warrants or options expire.  The Company has made available to Purchaser accurate and complete copies of all Existing Warrants, Company Stock Plans and the form of award agreements under Company Stock Plans.  Except as set forth in Section 5.03(a) of the Disclosure Schedule, all shares of Common Stock subject to issuance as aforesaid, upon issuance on the terms and subject to the conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable.  Except as provided in the Certificates of the Designations of the Preferred Stock, there are no outstanding contractual obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any capital stock of the Company or any Subsidiary or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or any other Person.  Except as set forth in Section 5.03(a)(i) of the Disclosure Schedule, there are no commitments or agreements of any character to which the Company is bound obligating the Company to accelerate the exercisability or vesting of any Existing Warrants or outstanding awards under Company Stock Plans as a result of the Transactions.  All outstanding shares of capital stock of the Company, all Existing Warrants and all outstanding awards under Company Stock Plans and all outstanding shares of capital stock of each Subsidiary have been issued and granted in compliance with (i) all applicable Securities Laws and other applicable Laws and (ii) all requirements set forth in applicable contracts.  Except for the 12% Senior Notes and the financed insurance premiums incurred in the ordinary course of business by the Company or its Subsidiaries as described in Schedule 5.03(a)(ii) of the Disclosure Schedule, the Company or any Subsidiary has not issued any notes, bonds or other debt securities, or any option, warrant or other right to acquire the same, of the Company or any Subsidiary.

(b)        Except as provided in Section 5.03(b) of the Disclosure Schedule, each outstanding share of capital stock of each Subsidiary is duly authorized, validly issued, fully paid and nonassessable, and each such share is owned by the Company or another Subsidiary free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on the Company’s or any Subsidiary’s voting rights, charges and other encumbrances of any nature whatsoever.

SECTION 5.04   Authority Relative to the Transaction Agreements.  Each of the Company and its Subsidiaries has all necessary corporate power and authority to execute and deliver each of the Transaction Agreements to which it is a party, to perform its obligations thereunder and to consummate the Transactions applicable to the Company or such Subsidiary, except for the Stockholders Approvals and Preferred Stockholder Consents.  The execution and delivery by the Company or any of its Subsidiaries of each of the Transaction Agreements to which it is a party and the consummation by the Company or any of its Subsidiaries of the Transactions applicable to the Company or such Subsidiary have been duly and validly authorized by all necessary corporate action on the part of the Company or such Subsidiary, as the case may be, and no other corporate proceedings on the part of the Company or such Subsidiary are necessary to authorize any of the Transaction Agreements to which it is a party or to consummate the Transactions applicable to the Company or such Subsidiary, except for the

Stockholders Approvals and Preferred Stockholder Consents.  Each of the Transaction Agreements to which the Company or any Subsidiary is a party has been or, upon execution, shall have been duly and validly executed and delivered by the Company or such Subsidiary and, assuming the due authorization, execution and delivery by the other parties thereto, constitute legal, valid and binding obligations of the Company and such Subsidiaries, enforceable against the Company and each such Subsidiary, as the case may be, in accordance with their terms, except as may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity.  The Board has unanimously approved each of the Transaction Agreements to which the Company is a party and the Transactions applicable to the Company and such approvals are sufficient so that the restrictions on business combinations set forth in Section 203(a) of the DGCL shall not apply to the Transactions and the Transaction Documents or such restrictions are otherwise inapplicable to the Transactions and the Transaction documents.

SECTION 5.05   No Conflict; Required Filings and Consents.  (a)  The execution and delivery of each of the Transaction Agreements to which the Company or any Subsidiary is a party by the Company or such Subsidiary do not, and the performance of each of the Transaction Agreements by the Company or any Subsidiary will not, and the consummation of the Transactions applicable to the Company or any Subsidiary by the Company or such Subsidiary (as the case may be) will not, (i) conflict with or violate the Certificate of Incorporation or By-laws or any equivalent organizational documents of the Company or any Subsidiary taking into account the assumptions set forth in clause (iii) below, (ii) assuming that all consents, approvals and other authorizations described in Section 5.05(b) have been obtained and that all filings and other actions described in Section 5.05(b) have been made or taken, conflict with or violate, in any material respect, any Law applicable to the Company or any Subsidiary or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) assuming each of the Amendment to the Certificate of Incorporation, the Amended and Restated By-laws, the Amendment to the Certificate of Designations of the Senior Preferred Stock, the Amendment to the Certificate of Designations of Junior Preferred Stock, and the Amendment to the Indenture has become effective, result in any material breach of or constitute a material default (or an event which, with notice or lapse of time or both, would become a material default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any material property or asset of the Company or any Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any Subsidiary is a party or by which the Company or a Subsidiary or any property or asset of the Company or any Subsidiary is bound or affected.

(b)        The execution and delivery of each of the Transaction Agreements by the Company or any Subsidiary do not, the performance by the Company or any Subsidiary of its obligations thereunder will not, and the consummation of the Transactions by the Company or any Subsidiary will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (i) the requirements of Exon-Florio Provisions, to the extent applicable; (ii) the requirements of applicable Securities Laws; (iii) the requirements of applicable Anti-trust Laws; (iv) the filing and recordation of appropriate documents as required by the DGCL; (v) the Article 71 Waiver; (vi) Exchange Approvals; and (vii) as would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not, individually or in the aggregate, have a Material Adverse Effect.

SECTION 5.06   Permits; Compliance.  Each of the Company and the Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for each of the Company or the Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted or presently contemplated to be conducted, including, without limitation, all necessary waivers from MEMR waiving Kazakhstan government’s pre-emptive rights under Article 71 of the Subsoil Use Law and all necessary consents or permits required under Anti-trust Laws and the spouses’ consents required under applicable Law in connection with any prior acquisition, purchase, sale, transfer or other disposal by the Company or any Subsidiary of any assets or equity interests (the “Permits”), except where the failure to have, or the suspension or cancellation of, any of the Permits would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not, individually or in the aggregate, have a Material Adverse Effect.  No suspension or cancellation of any of the Permits is pending or, to the knowledge of the Company, threatened.  Neither the Company nor any Subsidiary is in conflict with, or in default, breach or violation of, (a) any Law applicable to the Company or any Subsidiary or by which any property or asset of the Company or any Subsidiary is bound or affected, except for any such conflicts, defaults, breaches or violations that would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not, individually or in the aggregate, have a Material Adverse Effect, or (b) except as disclosed in Section 5.06 of the Disclosure Schedule, any material note, bond, mortgage, indenture, contract, agreement, lease, license, Permit, franchise or other instrument or obligation to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or any property or asset of the Company or any Subsidiary is bound in any material respect.

SECTION 5.07   SEC Filings; Financial Statements.  (a)  The Company has filed all forms, reports and documents required to be filed by it with the SEC since January 1, 2005, including (i) its Annual Reports on Form 10-K for the fiscal years ended December 31, 2005, 2006 and 2007, respectively, (ii) its Quarterly Report on Form 10-Q for the period ended March 31, 2008, (iii) all proxy statements relating to the Company’s meetings of stockholders (whether annual or special) held since January 1, 2005 and (iv) all other forms, reports and other registration statements (other than Quarterly Reports on Form 10-Q not referred to in clause (ii) above) filed by the Company with the SEC since January 1, 2005 (the forms, reports and other documents referred to in clauses (i), (ii), (iii) and (iv) above being, collectively, the “SEC Reports”).  The SEC Reports (i) were prepared in accordance with either the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  No Subsidiary is required to file any form, report or other document with the SEC.

(b)        Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the SEC Reports was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited statements, to normal year-end adjustments which would not have had, and would not have, individually or in the aggregate, a Material Adverse Effect).

(c)        Except as and to the extent set forth on the audited consolidated balance sheet of the Company and the consolidated Subsidiaries as at December 31, 2007, including the notes thereto (the “Balance Sheet”), neither the Company nor any Subsidiary has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be disclosed in accordance with GAAP, except for liabilities and obligations, incurred in the ordinary course of business consistent with past practice since December 31, 2007, which would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not, individually or in the aggregate, have a Material Adverse Effect.

(d)        The Company has heretofore furnished to Purchaser complete and correct copies of all material amendments and modifications that have not been filed by the Company with the SEC to all agreements, documents and other instruments that previously had been filed by the Company with the SEC and are currently in effect.

(e)        The Company has made available to Purchaser all comment letters received by the Company from the SEC or the staff thereof since December 31, 2006 and all responses to such comment letters filed by or on behalf of the Company.

(f)        To the Company’s knowledge, except as disclosed in the SEC Reports, each director and executive officer of the Company has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations thereunder since January 1, 2005.

(g)        The Company has timely filed and made available to Purchaser all certifications and statements required by (x) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (y) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any Company SEC Report.  The Company maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act; such controls and procedures are effective to ensure that all material information concerning the Company and its Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of the Company’s SEC filings and other public disclosure documents.  The Company has made available to Purchaser in the Data Room, complete and correct copies of, all written descriptions of, and all policies, manuals and other documents promulgating, such disclosure controls and procedures.  As used in this Section 5.07, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(h)        The Company maintains and will continue to maintain a standard system of accounting established and administered in accordance with GAAP.  The Company and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  The Company has made available to Purchaser in the Data Room, complete and correct copies of, all written descriptions of, and all policies, manuals and other documents promulgating, such internal accounting controls.

(i)        Since January 1, 2005, neither the Company nor any Subsidiary nor, to the Company’s knowledge, any director, officer, employee, auditor, accountant or representative of the Company or any Subsidiary, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Subsidiary or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company or any Subsidiary has engaged in questionable accounting or auditing practices.  No attorney representing the Company or any Subsidiary, whether or not employed by the Company or any Subsidiary, has reported evidence of a material violation of the Securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company.  Since January 1, 2005, there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the Board or any committee thereof.

(j)        To the knowledge of the Company, no employee of the Company or any Subsidiary has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law.  Neither the Company nor any Subsidiary nor, to the knowledge of the Company, any officer, employee, contractor, subcontractor or agent of the Company or any such Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any Subsidiary in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. § 1514A(a).

(k)        All accounts receivable of the Company and its Subsidiaries reflected on the Balance Sheet or arising thereafter have arisen from bona fide transactions in the ordinary course of business consistent with past practices and in accordance with SEC regulations and GAAP applied on a consistent basis and are not subject to valid defenses, setoffs or counterclaims.  The Company’s reserve for contractual allowances and doubtful accounts, to the knowledge of the

Company, is adequate and has been calculated in a manner consistent with past practices.  Since the date of the Balance Sheet, neither the Company nor any of its Subsidiaries has modified or changed in any material respect its sales practices or methods including, without limitation, such practices or methods in accordance with which the Company or any of its Subsidiaries sell goods, fill orders or record sales.

(l)        All accounts payable of the Company and its Subsidiaries reflected on the Balance Sheet or arising thereafter are the result of bona fide transactions in the ordinary course of business.  Since the date of the Balance Sheet, the Company and its Subsidiaries have not altered in any material respects their practices for the payment of such accounts payable, including the timing of such payment.

SECTION 5.08   Absence of Certain Changes or Events.  Since December 31, 2007, except as set forth in Section 5.08 of the Disclosure Schedule, or as expressly contemplated by this Agreement, or specifically disclosed in the SEC Reports filed since December 31, 2007 and prior to the date of this Agreement, (a) the Company and the Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice, (b) there has not been any Material Adverse Effect, and (c) none of the Company or any Subsidiary has taken any action that, if taken after the date of this Agreement, would constitute a material breach of any of the covenants set forth in Section 7.01.

SECTION 5.09   Absence of Litigation.  Except as set forth in Section 5.09 of the Disclosure Schedule, there is no material litigation, suit, claim, action, proceeding or investigation (an “Action”) pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary, or any property or asset of the Company or any Subsidiary, before any Governmental Authority.  Neither the Company nor any Subsidiary nor any material property or asset of the Company or any Subsidiary is subject to any continuing order of, consent decree, settlement agreement or similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.

SECTION 5.10   Employee Benefit Plans.  (a)  Section 5.10(a) of the Disclosure Schedule lists (i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, termination, severance or other contracts or agreements, whether legally enforceable or not, to which the Company or any Subsidiary is a party, with respect to which the Company or any Subsidiary has any obligation or which are maintained, contributed to or sponsored by the Company or any Subsidiary for the benefit of any current or former employee, officer or director of, or any current or former consultant to, the Company or any Subsidiary, (ii) each employee benefit plan for which the Company or any Subsidiary could incur liability under Section 4069 of ERISA in the event such plan has been or were to be terminated, (iii) any plan in respect of which the Company or any Subsidiary could incur liability under Section 4212(c) of ERISA, and (iv) any contracts, arrangements or understandings between the Company or any Subsidiary and any employee of the Company or any Subsidiary including, without limitation, any contracts, arrangements or understandings relating in any way to a sale of the Company or any Subsidiary (collectively, the “Plans”).  Each Plan is in writing and the Company has furnished to Purchaser a true and complete copy of each Plan and has delivered to Purchaser a true and complete copy of each material document, if any, prepared in connection with each such Plan, including, without limitation, (i) a copy of each trust or other funding arrangement, (ii) each summary plan description and summary of material modifications, (iii) the most recently filed Internal Revenue Service (“IRS”) Form 5500, if any, (iv) the most recently received IRS determination letter for each such Plan that is intended to qualify under Section 401(a) of the Code, and (v) the most recently prepared actuarial report and financial statement in connection with each such Plan.  Neither the Company nor any Subsidiary has any express or implied commitment, whether legally enforceable or not, (i) to create, incur liability with respect to or cause to exist any other employee benefit plan, program or arrangement, (ii) to enter into any contract or agreement to provide compensation or benefits to any individual, or (iii) to modify, change or terminate any Plan, other than with respect to a modification, change or termination required by ERISA or the Code.

(b)        None of the Plans is a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) (a “Multiemployer Plan”) or a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which the Company or any Subsidiary could incur liability under Section 4063 or 4064 of ERISA (a “Multiple Employer Plan”).  Except as set forth in Section 5.10(b) of the Disclosure Schedule, none of the Plans (i) provides for the payment of separation, severance, termination or similar-type benefits to any Person, (ii) obligates the Company or any Subsidiary to pay separation, severance, termination or similar-type benefits solely or partially as a result of any transaction contemplated by this Agreement, or (iii) obligates the Company or any Subsidiary to make any payment or provide any benefit as a result of a “change in control”, within the meaning of such term under Section 280G of the Code.  None of the Plans provides for or promises retiree medical, disability or life insurance benefits to any current or former employee, officer or director of the Company or any Subsidiary.  Each of the Plans, other than the Non-U.S. Benefit Plans (as defined below), is subject only to the Laws of the United States or a political subdivision thereof.

(c)        Each Plan is now and always has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws including, without limitation, ERISA and the Code.  The Company and the Subsidiaries have performed all material obligations required to be performed by them under, are not in any respect in material default under or in violation of, and have no knowledge of any default or violation by any party to, any Plan.  No Action is pending or, to the knowledge of the Company, threatened with respect to any Plan (other than claims for benefits in the ordinary course) and no fact or event exists that could give rise to any such Action.

(d)        Each Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has timely received a favorable determination letter from the IRS covering all of the provisions applicable to the Plan for which determination letters are currently available that the Plan is so qualified and each trust established in connection with any Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the IRS that it is so exempt, and no fact or event has occurred since the date of such determination letter or letters from the IRS to adversely affect the qualified status of any such Plan or the exempt status of any such trust.

(e)        There has not been any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Plan.  Neither the Company nor any Subsidiary has incurred any liability under, arising out of or by operation of Title IV of ERISA (other than liability for premiums to the Pension Benefit Guaranty Corporation arising in the ordinary course), including, without limitation, any liability in connection with (i) the termination or reorganization of any employee benefit plan subject to Title IV of ERISA, or (ii) the withdrawal from any Multiemployer Plan or Multiple Employer Plan, and no fact or event exists which could give rise to any such liability.  Neither the Company nor any Subsidiary has incurred any liability for any penalty or tax arising under Section 4971, 4972, 4980, 4980B or 6652 of the Code or any liability under Section 502 of ERISA, and no fact or event exists that could give rise to any such liability.  No complete or partial termination has occurred within the five-years preceding the date hereof with respect to any Plan.  None of the assets of the Company or any Subsidiary is the subject of any lien arising under Section 302(f) of ERISA or Section 412(n) of the Code.  Neither the Company nor any Subsidiary has been required to post any security under Section 307 of ERISA or Section 401(a)(29) of the Code.  No fact or event exists that could give rise to such lien or requirement to post any such security.

(f)        All contributions, premiums or payments required to be made with respect to any Plan have been made on or before their due dates.  All such contributions have been fully deducted for income tax purposes and no such deduction has been challenged or disallowed by any Governmental Authority and no fact or event exists which could give rise to any such challenge or disallowance.

(g)        Except as set forth in Section 5.10(g) of the Disclosure Schedule, all directors, officers, management employees, and technical and professional employees of the Company and the Subsidiaries are under written obligation to the Company and the Subsidiaries to maintain in confidence all confidential or proprietary information acquired by them in the course of their employment.

(h)        In addition to the foregoing, with respect to each Plan that is not subject to United States law (a “Non-U.S. Benefit Plan”):

(i)        all employer and employee contributions to each Non-U.S. Benefit Plan required by law or by the terms of such Non-U.S. Benefit Plan have been made, or, if applicable, accrued in accordance with normal accounting practices, and a pro rata contribution for the period prior to and including the date of this Agreement has been made or accrued;

(ii)        the fair market value of the assets of each funded Non-U.S. Benefit Plan, the liability of each insurer for any Non-U.S. Benefit Plan funded through insurance or the book reserve established for any Non-U.S. Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the benefits determined on any ongoing basis (actual or contingent) accrued to the date of this Agreement with respect to all current and former participants under such Non-U.S. Benefit Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Non-U.S. Benefit Plan, and no Transaction shall cause such assets or insurance obligations to be less than such benefit obligations; and

(iii)        each Non-U.S. Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.  Each Non-U.S. Benefit Plan has been operated in full compliance with all applicable non-United States laws.

(i)        The consummation of the Transactions will not, either alone or in combination with another event, (i) entitle any current or former employee, officer or director of the Company or any Subsidiary to severance pay, unemployment compensation or any other payment, or (ii) accelerate the time of payment or vesting, or increase the amount of compensation (in cash or otherwise) due any such employee, officer or director (except as required under Code Section 411(d)(3)).  Without regard to any determination made under Section 280G(b)(4), no payment or benefit (whether under a Plan, a contract, agreement, arrangement or otherwise), which will or may be made by the Company, any Subsidiary or any of their respective Affiliates with respect to any current, former or retired employee, officer or director of the Company or any Subsidiary, will be characterized as an “excess parachute payment” within the meaning of Section 280G(b)(2).

SECTION 5.11   Labor and Employment Matters.  (a)  (i)  There are no material controversies pending or, to the knowledge of the Company, threatened between the Company or any Subsidiary and any of their respective employees; (ii) neither the Company nor any Subsidiary is a party to any collective bargaining agreement or other labor union contract applicable to Persons employed by the Company or any Subsidiary, nor, to the knowledge of the Company, are there any activities or proceedings of any labor union to organize any such employees; (iii) neither the Company nor any Subsidiary has, in any material respect, breached or otherwise failed to comply with any provision of any such agreement or contract, and there are no grievances outstanding against the Company or any Subsidiary under any such agreement or contract; (iv) there are no material unfair labor practice complaints pending against the Company or any Subsidiary before the National Labor Relations Board or any current union representation questions involving employees of the Company or any Subsidiary; and (v) there is no strike, slowdown, work stoppage or lockout, or, to the knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any Subsidiary.

(b)        The Company and the Subsidiaries are in compliance with all applicable Laws relating to the employment of labor, including those related to wages, hours, immigration, work permits and naturalization, collective bargaining and the payment and withholding of taxes and other sums as required by the appropriate Governmental Authority in all material respects, and have withheld and paid to the appropriate Governmental Authority or are holding for payment not yet due to such Governmental Authority all amounts required to be withheld from employees of the Company or any Subsidiary and are not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing.  The Company and the Subsidiaries have paid in full to all employees or adequately accrued for in accordance with GAAP consistently applied all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees and there is no claim with respect to payment of wages, salary or overtime pay that has been asserted or is now pending or threatened before any Governmental Authority with respect to any Persons currently or formerly employed by the Company or any Subsidiary.  Neither the Company nor any Subsidiary is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices.  There is no charge or proceeding with respect to a violation of any occupational safety or health standards that has been asserted or is now pending or threatened with respect to the Company.  There is no charge of discrimination in employment or employment practices, for any reason, including, without limitation, age, gender, race, religion or other legally protected category, which has been asserted or is now pending or, to the Company’s knowledge, threatened before the United States Equal Employment Opportunity Commission, or any other Governmental Authority in any jurisdiction in which the Company or any Subsidiary has employed or employ any Person.

(c)        The Company’s Annual Report on Form 10-K/A filed April 29, 2008 and Definitive Proxy Statement on Schedule 14A filed April 17, 2007 contains, with respect to the named executive officers therein and the Company’s directors (to the extent applicable), with respect to the prior fiscal year, the annual salary, bonuses, deferred or contingent compensation, perquisites, “golden parachute” and other like benefits paid or payable (in cash or otherwise) for 2007 and 2006, respectively, and the date of employment and job position of such named executive officers, all to the extent required under applicable SEC rules and regulations.

SECTION 5.12   Offer Documents; Proxy Statement and Registration Statement.  (a)  The Exchange Offer Documents (assuming any changes requested by the Company so that the Exchange Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, have been accepted for inclusion in the Exchange Offer Documents) and the information supplied by the Company for inclusion in the Tender Offer Documents shall not, at the times the Offer Documents or any amendments or supplements thereto are first published, sent or given to the holders of the 12% Senior Notes or the holders of the Remaining Shares of the Preferred Stock, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b)        The Proxy Statement to be sent to the holders of Common Stock of the Company in connection with the Common Stockholders Meeting, shall, at the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to stockholders of the Company, at the time of the Common Stockholders Meeting and at the Closing Date, not contain any statement which, at the time and in light of the circumstances under which it was made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Common Stockholders Meeting which shall have become false or misleading in any material respect.  The Proxy Statement shall comply in all material respects as to form with the requirements of the Exchange Act.  The consent solicitation documents to be sent to the holders of the Preferred Stock, at the request of Purchaser pursuant to Section 7.02(b) hereof, in connection with the Preferred Stockholder Consents (the “Stockholder Consent Materials”), shall, at the date such documents (or any amendment or supplement thereto) are first mailed to the holders of the Preferred Stock, and at the Closing Date, not contain any statement which, at the time and in light of the circumstances under which it was made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of the Preferred Stockholder Consents which shall have become false or misleading in any material respect.

(c)        To the extent applicable, the Registration Statement (as defined below), at the date such document (or any amendment or supplement thereto) is first filed with the SEC, and at the Closing Date, shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

SECTION 5.13   Real Property; Title to Assets.  (a)  Section 5.13(a) of the Disclosure Schedule lists each parcel of real property (except Oil and Gas Interests) currently owned by the Company or any Subsidiary.  Each parcel of real property (except Oil and Gas Interests) owned by the Company or any Subsidiary, except as set forth on Section 5.13(a) of the Disclosure Schedule, (i) is owned free and clear of all mortgages, pledges, liens, security interests, conditional and installment sale agreements, encumbrances, charges or other claims of third parties of any kind, including, without limitation, any easement, right of way or other encumbrance to title, or any option, right of first refusal, or right of first offer (collectively, “Liens”), other than (A) Liens for current Taxes and assessments not yet past due, (B) inchoate mechanics’ and materialmen’s Liens for construction in progress, (C) workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of the Company or such Subsidiary consistent with past practice, and (D) all matters of record, Liens and other imperfections of title and encumbrances that, would not, individually or in the aggregate, have a Material Adverse Effect (collectively, “Permitted Liens”), and (ii) is neither subject to any governmental decree or order to be sold nor is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor, to the knowledge of the Company, has any such condemnation, expropriation or taking been proposed.

(b)        Section 5.13(b) of the Disclosure Schedule lists each material parcel of real property (except Oil and Gas Interests) currently leased or subleased by the Company or any Subsidiary, with the name of the lessor and the date of the lease, sublease, assignment of the lease, any guaranty given or leasing commissions payable by the Company or any Subsidiary in connection therewith and each amendment to any of the foregoing (collectively, the “Lease Documents”).  True, correct and complete copies of all Lease Documents have been delivered to Purchaser.  All such current leases and subleases are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or event of default (or event which, with notice or lapse of time, or both, would constitute a material default) by the Company or any Subsidiary or, to the Company’s knowledge, by the other party to such lease or sublease, or Person in the chain of title to such leased premises.

(c)        Except as set forth on Sections 5.13(a) and 5.13(b) of the Disclosure Schedule, neither the Company nor any Subsidiary has leased any parcel or any portion of any parcel of real property owned by the Company or any Subsidiary or subleased any portion of any real property leased or subleased by the Company or any Subsidiary to any other Person and no other Person has any rights to the use, occupancy or enjoyment thereof pursuant to any lease, sublease, license, occupancy or other agreement to which the Company or any Subsidiary is a party, nor has the Company or any Subsidiary assigned its interest under any lease listed on Section 5.13(b) of the Disclosure Schedule to any third party.

(d)        Each parcel of real property owned or leased by the Company or any Subsidiary currently has access to public roads or valid easements over private streets or private property for such ingress to and egress from such parcel in each case as is necessary for the conduct of the business of the Company or such Subsidiary as it has heretofore been conducted and as presently planned to be conducted by the Company and any Subsidiary in the future.

(e)        There are no contractual or legal restrictions that preclude or restrict the ability to use any material real property (except Oil and Gas Interests) owned or leased by the Company or any Subsidiary for the purposes for which it is currently being used.  There are no material latent defects or material adverse physical conditions affecting the real property (except Oil and Gas Interests), and improvements thereon, owned or leased by the Company or any Subsidiary other than those that would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Company or any Subsidiary from performing its obligations under this Agreement and would not, individually or in the aggregate have a Material Adverse Effect.

(f)        Each of the Company and the Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold or subleasehold interests in, all of its material properties and assets, tangible and intangible, real, personal and mixed, used or held for use in its business, free and clear of any Liens, except as set forth in Section 5.13(a) or (b) of the Disclosure Schedule and except for such imperfections of title, if any, that do not materially interfere with the present value of the subject property.

SECTION 5.14   Intellectual Property.  (a)  (i)  The conduct of the business of the Company and the Subsidiaries as currently conducted and as currently contemplated to be conducted and the use of the Company Owned Intellectual Property and the Company Licensed Intellectual Property in connection therewith do not conflict with, infringe upon, misappropriate or otherwise violate the Intellectual Property rights of any third party in any material respect, and no claim has been asserted to the Company or any Subsidiary that the conduct of the business of the Company and the Subsidiaries as currently conducted or as currently contemplated to be conducted conflicts with, infringes upon or may infringe upon, misappropriates or otherwise violates the Intellectual Property rights of any third party; (ii) with respect to each item of Company Owned Intellectual Property, the Company or a Subsidiary is the exclusive owner of the entire unencumbered right, title and interest in and to such Company Owned Intellectual Property and is entitled to use such Company Owned Intellectual Property in the continued operation of its respective business without limitation in any material respect; (iii) with respect to each item of Company Licensed Intellectual Property, the Company or a Subsidiary has the valid right to use such Company Licensed Intellectual Property in the continued operation of its respective business in accordance with the terms of the license agreement governing such Company Licensed Intellectual Property; (iv) to the knowledge of the Company, the Company Owned Intellectual Property is valid and enforceable, and has not been adjudged invalid or unenforceable in whole or in part; (v) to the knowledge of the Company, no Person is engaging in any activity that infringes upon or misappropriates the Company Owned Intellectual Property; (vi) to the knowledge of the Company, each license of the Company Licensed Intellectual

Property is valid and enforceable (except as may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity), is binding on all parties to such license, and is in full force and effect; (vii) to the knowledge of the Company, no party to any license of the Company Licensed Intellectual Property is in breach thereof or default thereunder; and (viii) neither the execution of this Agreement nor the consummation of the Transactions shall adversely affect any of the rights of the Company or any Subsidiary with respect to the Company Owned Intellectual Property or the Company Licensed Intellectual Property in any material respect.

(b)        The Company and the Subsidiaries have taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of their trade secrets and other confidential Intellectual Property and the validity of their other Intellectual Property.

SECTION 5.15   Taxes.  The Company and the Subsidiaries have filed all United States federal, state, local and non-United States Tax returns and reports required to be filed by them and have paid and discharged all Taxes required to be paid or discharged, other than such payments as are being contested in good faith by appropriate proceedings.  All such Tax returns are true, accurate and complete in all material respects.  Neither the IRS nor any other United States or non-United States taxing authority or agency is now asserting or, to the knowledge of the Company, threatening to assert against the Company or any Subsidiary any deficiency or claim for any Taxes or interest thereon or penalties in connection therewith.  Neither the Company nor any Subsidiary has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax.  The accruals and reserves for Taxes reflected in the Balance Sheet are adequate to cover all Taxes accruable through such date (including interest and penalties, if any, thereon) in accordance with GAAP.  There are no material Tax liens upon any property or assets of the Company or any of the Subsidiaries except liens for current Taxes not yet due.  Neither the Company nor any of the Subsidiaries has been required to include in income any adjustment pursuant to Section 481 of the Code (or any corresponding or similar provision of state, local or non-United States Tax law) by reason of a voluntary change in accounting method initiated by the Company or any of the Subsidiaries, and neither the IRS nor any other United States or non-United States taxing authority or agency has given a written or formal oral notice of the initiation or proposal of any such adjustment or change in accounting method.  Except as set forth in the financial statements described in Section 5.07, neither the Company nor any of the Subsidiaries has entered into a transaction which is being accounted for under the installment method of Section 453 of the Code (or any corresponding or similar provision of state, local or non-United States Tax law), which would, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement.  There is not outstanding any claim by a taxing authority or agency in a jurisdiction where the Company or a Subsidiary does not file Tax returns that the Company or a Subsidiary is or may be subject to Tax in that jurisdiction.

SECTION 5.16   Environmental Matters.  Except as described in Section 5.16 of the Disclosure Schedule, (a) both the Company and its Subsidiaries are in compliance with and for the past four years, have been in compliance with all applicable Environmental Law and Environmental Permits in all material respects; (b) all past non-compliance with Environmental Laws or Environmental Permits has been resolved without any material pending, on-going or future obligation, cost or liability; (c) none of the properties currently or formerly owned, leased or operated by the Company or any Subsidiary (including, without limitation, soils and surface and ground waters) are contaminated with any Hazardous Substance or otherwise in material violation of Environmental Law; (d) none of the Company or any of the Subsidiaries is actually or allegedly liable for any off-site contamination by Hazardous Substances; (e) none of the Company or any of the Subsidiaries is actually or allegedly liable under any Environmental Law (including, without limitation, pending or threatened liens); (f) each of the Company and each Subsidiary has all material Environmental Permits; (g) each of the Company and each Subsidiary is in compliance with its Environmental Permits in all material respects; (h) to the knowledge of the Company, neither the execution of this Agreement nor the consummation of the Transactions will require any investigation, remediation or other action with respect to Hazardous Substances, or any notice to or consent of Governmental Authorities or third parties, pursuant to any applicable Environmental Law or Environmental Permit; (i) there are no underground storage tanks in which Hazardous Substances are being or have been treated, stored or disposed on any of the Oil and Gas Interests or, to its knowledge, on any property formerly owned, leased, used or occupied by the Company or any of its Subsidiaries; (j) none of the Company or any of its Subsidiaries are conducting, and have not undertaken or completed, any Remedial Action relating to any Release or threatened Release of Hazardous Substances at any location, either voluntarily or pursuant to the order of any Governmental Authority or the requirements of any Environmental Law or Environmental Permit; (k) there are no material Environmental Claims pending or, to the knowledge of the Company, threatened against the Company, its Subsidiaries, or the Oil and Gas Interests, and to its knowledge, there are no circumstances that can reasonably be expected to form the basis of any such Environmental Claim; and (l) the Company has provided Purchaser with copies of (i) any material environmental assessment or audit reports or other similar studies or analyses relating to the Oil and Gas Interests, the Company or any Subsidiary prepared within the last three years and (ii) all insurance policies issued at any time that may provide coverage to the Company or any Subsidiary for environmental matters.

SECTION 5.17   Material Contracts.  (a)  Section 5.17(a) of the Disclosure Schedule lists the following types of contracts and agreements to which the Company or any Subsidiary is a party (such contracts and agreements as are required to be set forth in Section 5.17(a) of the Disclosure Schedule being the “Material Contracts”):

(i)        each “material contract” (as such term is defined in Item 610(b)(10) of Regulation S-K of the SEC) with respect to the Company and its Subsidiaries;

(ii)        each material Hydrocarbon Contract;

(iii)        each material license and permit required under applicable Law in connection with the conduct of oil and gas exploration and production by the Company and the Subsidiaries;

(iv)        each material Software license relating to primary geological and financial processes to which the Company or any Subsidiary is subject;

(v)        each contract and agreement, whether or not made in the ordinary course of business, that contemplates an exchange of consideration with a value of more than US$200,000, in the aggregate, over the term of such contract or agreement;

(vi)        all contracts and agreements evidencing indebtedness in excess of US$200,000;

(vii)        all joint venture, partnership, strategic alliance and business acquisition or divestiture agreements (and all letters of intent, term sheets and draft agreements relating to any such pending transactions);

(viii)        all agreements relating to issuances of securities of the Company or any Subsidiary (and all letters of intent, term sheets and draft agreements relating to any such pending transactions);

(ix)        all framework agreements to which the Company or any Subsidiary is a party relating to purchases of goods or services from the Company or any Subsidiary;

(x)        all exclusive distribution contracts to which the Company or any Subsidiary is a party;

(xi)        all leases of real property leased for the use or benefit of the Company or any Subsidiary requiring rental payments in excess of US$200,000 over the period of the lease;

(xii)        all contracts relating in whole or in part to Intellectual Property pursuant to which the Company or any Subsidiary obtains from any third party any material Intellectual Property rights or the right to manufacture, distribute or sell any product of the Company or such third party;

(xiii)        all contracts relating in whole or in part to Intellectual Property pursuant to which the Company or any Subsidiary grants to any third party any material Intellectual Property rights or the right to manufacture, distribute or sell any product of the Company or such third party;

(xiv)        all management contracts (excluding contracts for employment) and contracts with other consultants, including any contracts involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or any Subsidiary or income or revenues related to any product of the Company or any Subsidiary to which the Company or any Subsidiary is a party;

(xv)        all contracts and agreements with any Governmental Authority to which the Company or any Subsidiary is a party;

(xvi)        all contracts and agreements that limit, or purport to limit, the ability of the Company or any Subsidiary to compete in any line of business or with any Person or entity or in any geographic area or during any period of time;

(xvii)        all contracts and agreements providing for benefits under any Plan;

(xviii)        all material contracts or arrangements that result in any Person or entity holding a power of attorney from the Company or any Subsidiary that relates to the Company, any Subsidiary or their respective businesses;

(xix)        all agreements related to professional services rendered to the Company or any Subsidiary in connection with the Transactions;

(xx)        all contracts for employment required to be listed in Section 5.10 of the Disclosure Schedule; and

(xxi)        all other contracts and agreements, whether or not made in the ordinary course of business, which are material to the Company, any Subsidiary or the conduct of their businesses.

(b)        Except as set forth in Section 5.17(b) of the Disclosure Schedule, (i) each Material Contract is a legal, valid and binding agreement, (ii) none of the Company or any Subsidiary has received any claim of default under or cancellation of any Material Contract and none of the Company or any Subsidiary is in material breach or violation of, or material default under, any Material Contract; (iii) to the Company’s knowledge, no other party is in breach or violation of, or default under, any Material Contract; and (iv) neither the execution of this Agreement nor the consummation of any Transaction shall constitute a default under, give rise to cancellation rights under, or otherwise adversely affect any of the rights of the Company or any Subsidiary under any Material Contract.  The Company has furnished or made available to Purchaser true and complete copies of all Material Contracts, including any amendments thereto.

(c)        Neither the Company nor any Subsidiary is a party to or bound by any agreement or other arrangement that limits or otherwise restricts the Company or any Subsidiary or any successor thereto, or that would, after the Swap Closing, to the knowledge of the Company, materially limit or restrict the Company, Purchaser or any of their subsidiaries or any successor thereto, from engaging or competing in its business in any geographic area.

SECTION 5.18   Insurance.  (a)  Section 5.18(a) of the Disclosure Schedule sets forth, with respect to each insurance policy under which the Company or any Subsidiary has been an insured, a named insured or otherwise the principal beneficiary of coverage at any time within the past three years, (i) the names of the insurer, the principal insured and each named insured, (ii) the policy number, (iii) the period, scope and amount of coverage and (iv) the premium charged.  The Company and the Subsidiaries are in compliance with all mandatory insurance requirements in each jurisdiction that the Company or any Subsidiary has business operations.

(b)        With respect to each such insurance policy:  (i) the policy is legal, valid, binding and enforceable (except as may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity) in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (ii) neither the Company nor any Subsidiary is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a material breach or default, or permit termination or material modification, under the policy; and (iii) to the knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation.

(c)        At no time subsequent to December 31, 2004 has the Company or any Subsidiary (i) been denied any insurance or indemnity bond coverage which it has requested, (ii) made any material reduction in the scope or amount of its insurance coverage, or (iii) received notice from any of its insurance carriers that any insurance premiums will be subject to increase in an amount materially disproportionate to the amount of the increases with respect thereto (or with respect to similar insurance) in prior years or that any insurance coverage listed in Section 5.18(a) of the Disclosure Schedule will not be available in the future substantially on the same terms as are now in effect.

SECTION 5.19   Certain Business Practices.  None of the Company, any Subsidiary, or any of the respective directors, officers or employees, or to the knowledge of the Company, its or any Subsidiary’s agents, advisors or representatives (such directors, officers, employees, agents, advisors and representatives, collectively, “Representatives”), thereof has offered or given anything of value to: (a) any foreign official, any foreign political party or official thereof or any candidate for political office; or (b) any Person, while knowing that all or a portion of such thing of value will be offered, given, or promised, directly or indirectly, to any foreign official, to any foreign political party or official thereof, or to any candidate for foreign political office for the purpose of the following: (i) influencing any act or decision of such foreign official, political party, party official, or candidate in his or its official capacity, inducing such foreign official, political party, party official, or candidate to do or omit to do any act in violation of the lawful duty of such foreign official, political party, party official, or candidate, or securing any improper advantage or (ii) inducing such foreign official, political party, party official, or candidate to use his or its influence with a foreign government or instrumentality thereof to affect or influence any act or decision of such government or instrumentality, in order to assist the Company, any Subsidiary, or any of their Representatives, in obtaining or retaining business for or with, or directing business to, any Person, or has taken any step that has violated or could violate the United States Foreign Corrupt Practices Act (the “FCPA”) or any other applicable Law involving improper payments including, but not limited to, the Laws of the Republic of Kazakhstan and the Russian Federation (together with the FCPA, “Improper Payment Laws”). None of the Company or any Subsidiary, or, to the knowledge of the Company, any of their Representatives has received notice from, or otherwise been in contact with, the SEC or any other Governmental Authority with respect to any violation or alleged violation (whether by such Person or by a third party) of any Improper Payment Law.

SECTION 5.20   Interested Party Transactions.  Except as disclosed in Section 5.20 of the Disclosure Schedule, no director or officer of the Company or any Subsidiary has or has had, directly or indirectly, (a) an economic interest in any Person that has furnished or sold, or furnishes or sells, services or products that the Company or any Subsidiary furnishes or sells, or proposes to furnish or sell; (b) an economic interest in any Person that purchases from or sells or furnishes to, the Company or any Subsidiary, any goods or services; (c) a beneficial interest in any contract or agreement disclosed in Sections 5.17 of the Disclosure Schedule or (d) any contractual or other arrangement with the Company or any Subsidiary; provided, however, that ownership of no more than one percent (1%) of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any Person” for purposes of this Section 5.20.  The Company and the Subsidiaries have not, since December 31, 2007, (a) extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company or (b) materially modified any term of any such extension or maintenance of credit.

SECTION 5.21   Reserve Reports.  Except as disclosed in Section 5.21 of the Disclosure Schedule, all information (excluding estimates but including the statement of the percentage of reserves from the oil and gas wells and other interests evaluated therein to which the Company or the Subsidiaries are entitled and the percentage of the costs and expenses related to such wells or interests to be borne by the Company or the Subsidiaries) that was material to the Company’s estimates of proved oil and gas reserves attributable to the Oil and Gas Interests of the Company in connection with the preparation of the proved oil and gas reserve reports concerning the Oil and Gas Interests of the Company and the Subsidiaries and prepared by the Company, including, without limitation, the reserve reports provided in the Data Room and the government reserve reports filed in Kazakhstan (the “Company Reserve Reports”) was (at the time included or as modified or amended prior to the issuance of the Company Reserve Reports), true and accurate in all material respects (or, in the case of projected revenues, expenses and abandonment costs, to the knowledge of the Company, true and accurate in all material respects) and the Company has no knowledge of any material errors in such information. Except as disclosed in Section 5.21 of the Disclosure Schedule, there has been no change in respect of the matters addressed in the Company Reserve Reports that would have a Material Adverse Effect.  Except as disclosed in Section 5.21 of the Disclosure Schedule, the Company is not aware of any material assumption set forth in any Company Reserve Reports not being reasonable and based on a good faith judgment in all respects.

SECTION 5.22   Hedging.  There exist no outstanding Hydrocarbon and financial Hedging positions entered into by the Company or any Subsidiary as of the date of this Agreement.

SECTION 5.23   Assets.  (a)  All major items of operating equipment owned or leased by the Company or any Subsidiary (i) are in reasonably operable condition, taken as a whole and (ii), taken as a whole, are adequate, together with all other properties of the Company and the Subsidiaries, to comply in all material respects with the requirements of all applicable contracts, including sales contracts, and the conduct of the business of the Company and Subsidiaries.

(b)        The Company has good and marketable title for oil and gas purposes to all of the Oil and Gas Interests, and to all other properties, interests in properties and assets, real and personal, free and clear of any Lien, except: (i) Liens reflected in the Balance Sheet; and (ii) Permitted Liens.

(c)        The Company has not received any material advance, take-or-pay or other similar payments that entitle purchasers of production to receive deliveries of Hydrocarbons after the date hereof without paying therefor, and on a net, company wide basis, the Company is neither underproduced or overproduced, in either case to any material extent, under gas balancing or similar arrangements, except for the contracts and agreements provided in Section 5.23(c) of the Disclosure Schedule.

SECTION 5.24  Oil and Gas Operations.

(a)        All wells included in the Oil and Gas Interests have been drilled, and if completed, completed, operated and produced in accordance with prudent oil and gas field practices applicable to the geographical area where located and in compliance in all material respects with applicable Oil and Gas Interests and Hydrocarbon Contracts and applicable Laws governing such wells in the Republic of Kazakhstan and the Russian Federation.

(b)        The Oil and Gas Interests entitle the Company and the Subsidiaries (individually or collectively) to receive not less than the undivided net revenue interest set forth (or derived from) the Company Reserve Report of all Hydrocarbons produced, saved or sold from or attributable to such Oil and Gas Interests, and the portion of the costs and expenses of operation and development of such Oil and Gas Interest through plugging, abandonment and salvage of such Oil and Gas Interest, that is borne or is to be borne by the Company or any Subsidiary (individually or collectively) is not greater than the undivided working interest set forth in (or derived from) the Company Reserve Report.

(c)        Sales of all Hydrocarbons produced from the Oil and Gas Interests have been made in the ordinary course of business on an arms-length basis.

(d)        Proceeds from the sale of Hydrocarbons produced from the Oil and Gas Interests are being received by the Company and the Subsidiaries in a timely manner and are not being held in suspense for any reason (except in the ordinary course of business).

(e)        Except as disclosed in Section 5.24(e) of the Disclosure Schedule, the Company and the Subsidiaries have properly and timely paid all Taxes, royalties, overriding royalties, rentals and other burdens on production due by any of them with respect to the Oil and Gas Interests.

(f)        Except as arising under Article 71 of the Subsoil Use Law, none of the Oil and Gas Interests are subject to any preferential purchase or similar rights which may become operative as a result of the Transactions.

(g)        The Company and the Subsidiaries are, in all respects, in compliance with all licenses, permits and production contracts in connection with the oil and gas exploration and production operations of the Company and the Subsidiaries, including, without limitation, (i) the License 1557 issued by the government of the Republic of Kazakhstan to Caspi Neft TME LLP on April 29, 1999; (ii) the Exploration Contract by and between Caspi Neft TME LLP and Republic of Kazakhstan Agency on Investments, dated March 7, 2000 and (iii) Production Contract by and between Caspi Neft TME LLP and MEMR, dated December 29, 2006, and no events, condition or changes have occurred that may give any Government Authority any right to rescind, withdraw, cancel or modify, in a manner adverse to the Company and the Subsidiaries, any such license and contracts.

SECTION 5.25   S-3 Registration Statements.  The Company has filed with the SEC registration statements on Form S-3 (“S-3 Registration Statements”) relating to the offer and sale of all issued and outstanding shares of Preferred Stock.  The S-3 Registration Statements with respect to the Senior Preferred Stock has been declared effective by the SEC.  The failure by the Company to have an effective S-3 Registration Statement with respect to the Junior Preferred Stock will not impede, prevent, impair or otherwise adversely impact the holders of the Junior Preferred Stock from selling or otherwise transferring their shares of Junior Preferred Stock to Purchaser pursuant to the Junior Preferred Stock Purchase Agreement or the Tender Offer, as the case may be, assuming that Purchaser’s representations and warranties in Section 6.07 are true, correct and complete.  The shares of Junior Preferred Stock are “restricted securities” under Rule 144(a)(3) under the Securities Act and any offer or sale of the Junior Preferred Stock may not be made other than pursuant to an effective registration statement or pursuant to an available exemption from registration.

SECTION 5.26   Additional Returns.  Exhibit 1.01 sets forth a true and complete list of all Persons that are entitled to receive additional returns from the Company pursuant to the Additional Return Agreements.

SECTION 5.27   Company Action.  The Board, at a meeting duly called and held on June 10, 2008, has unanimously (i) determined that the Transaction Agreements to which the Company or any Subsidiary is a party and the Transactions applicable to the Company or any Subsidiary are in the best interests of the Company and the Subsidiaries, (ii) approved, adopted and declared advisable the Transaction Agreements to which the Company or any Subsidiary is a party and the Transactions applicable to the Company or any Subsidiary, including the amendments set forth in the Amendment to the Certificate of Incorporation, the Amended and Restated By-laws, the Amendment to the Certificate of Designations of the Senior Preferred Stock and the Amendment to the Certificate of Designations of the Junior Preferred Stock (such approval and adoption having been made in accordance with the DGCL, subject to any additional Board approvals as may be necessary in connection with Section 7.13 to approve and adopt, if applicable, the final form of Certificate of Designations of Series B-1 Preferred Stock and the Certificate of Designations of Series B-2 Preferred Stock ), (iii) approved Purchaser and its “affiliates” and “associates” (each as defined in Section 203 of the DGCL) becoming “interested shareholders” within the meaning of Section 203 of the DGCL, (iv) resolved to recommend to the holders of the Remaining Shares of the Preferred Stock that they accept the Tender Offer and tender their shares pursuant to the Tender Offer, (v) resolved to recommend to the holders of the 12% Senior Notes that they accept the Exchange Offer and tender their notes pursuant to the Exchange Offer, and (vi) resolved to recommend to the stockholders of the Company to approve and adopt the Transaction Agreements to which the Company or any Subsidiary is a party and the Transactions applicable to the Company or any Subsidiary, including the amendments set forth in the Amendment to the Certificate of Incorporation, the Amended and Restated By-laws, the Amendment to the Certificate of Designations of the Senior Preferred Stock and the Amendment to the Certificate of Designations of the Junior Preferred Stock.

SECTION 5.28   Brokers.  Other than Jefferies, Randall & Dewey, a division of Jefferies & Company, Inc. and as otherwise expressly provided in this Agreement, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF PURCHASER

As an inducement to the Company to enter into this Agreement, Purchaser hereby, represents and warrants to the Company that:

SECTION 6.01   Corporate Organization.  Purchaser is a corporation duly organized, validly existing and in good standing under the laws of Bermuda and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent Purchaser from performing its obligations under the Transaction Agreements.

SECTION 6.02   Authority Relative to the Transaction Agreements.  Purchaser has all necessary corporate power and authority to execute and deliver each of the Transaction Agreements, to perform its obligations thereunder and to consummate the Transactions except for the Purchaser Shareholders Approval.  The execution and delivery of the Transaction Agreements by Purchaser and the consummation by Purchaser of the Transactions have been duly and validly authorized by all necessary corporate action on the part of Purchaser, and no other corporate proceedings on the part Purchaser are necessary to authorize any of the Transaction Agreements or to consummate the Transactions except for the Purchaser Shareholders Approval.  The Transaction Agreements have been duly and validly executed and delivered by Purchaser and, assuming due authorization, execution and delivery by the Company, constitute legal, valid and binding obligations of Purchaser enforceable against Purchaser in accordance with their terms.

SECTION 6.03   No Conflict; Required Filings and Consents.  (a)  The execution and delivery of the Transaction Agreements by Purchaser do not, and the performance of the Transaction Agreements by Purchaser will not, and the consummation of the Transactions by Purchaser will not, (i) assuming the Purchaser Shareholders Approval has been obtained, conflict with or violate the Memorandum of Association and By-laws of Purchaser, (ii) assuming that all consents, approvals and other authorizations described in Section 6.03(b) have been obtained, that all filings and other actions described in Section 6.03(b) have been made or taken, and that the Purchaser Shareholders Approval has been obtained, conflict with or violate, in any material respect, any Law applicable to Purchaser or by which any property or asset of Purchaser is bound or affected, or (iii) result in any material breach of, or constitute a material default (or an event which, with notice or lapse of time or both, would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any material property or asset of Purchaser pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Purchaser is a party or by which Purchaser or any property or asset of Purchaser is bound or affected.

(b)        The execution and delivery of the Transaction Agreements by Purchaser do not, and the performance of the Transaction Agreements by Purchaser will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (i) the requirements of Exon-Florio Provisions, to the extent applicable, (ii) the requirements of applicable Securities Laws, (iii) the requirements of applicable Anti-trust Laws, (iv) the filing and recordation of appropriate documents as required by the DGCL, (v) the Article 71 Waiver, (vi) the Exchange Approvals and (vii) as would not prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay Purchaser from performing its obligations under this Agreement.

SECTION 6.04   Financing.  Purchaser has sufficient funds to consummate the Transactions, including, without limitation, payment for acquiring the Junior Preferred Stock owned by the Key Junior Preferred Stockholders, and payment of the Tender Offer Price, the 12% Senior Notes Cash Payments, the First Tranche Price, the Second Tranche Price and the Additional Returns.

SECTION 6.05   Offer Documents; Proxy Statement.  The Tender Offer Documents and the information supplied by Purchaser for inclusion in the Exchange Offer Documents, shall not, at the time the Offer Documents are first published, sent or given to the holders of the Preferred Stock or the holders of the 12% Senior Notes, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  The information supplied by Purchaser for inclusion in the Proxy Statement shall not, at the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to holders of Common Stock of the Company or at the time of the Common Stockholders Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading, or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Common Stockholders Meeting which shall have become false or misleading.  Notwithstanding the foregoing, Purchaser makes no representation or warranty with respect to any information supplied by the Company or any of its representatives for inclusion in any of the foregoing documents or the Offer Documents.  The Tender Offer Documents shall comply in all material respects as to form with the applicable requirements of the Exchange Act.

SECTION 6.06   Brokers.  No broker, finder or investment banker (other than Citigroup Global Markets Inc.) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Purchaser.

SECTION 6.07   Investment Status.  Purchaser is an “accredited investor” as defined in Rule 501(a) under the Securities Act:

(a)        Purchaser has such knowledge, skill and experience in business, financial and investment matters that it is capable of evaluating the merits and risks of an investment in the New Preferred Stock and Warrants which it is acquiring hereunder; and

(b)        Purchaser is acquiring the New Preferred Stock and Warrants solely for its beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of such New Preferred Stock or Warrants in violation of applicable U.S. securities laws.

ARTICLE VII
ADDITIONAL AGREEMENTS

SECTION 7.01   Conduct of Business.  The Company agrees that, between the date of this Agreement and the Closing Date, unless Purchaser shall otherwise agree in writing (or unless the Company has provided written notice of such desired action and Purchaser shall not have objected within five (5) Business Days of receipt thereof), the businesses of the Company and the Subsidiaries shall be conducted only in, and the Company and the Subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice; and the Company shall use its reasonable best efforts to preserve substantially intact the business organization of the Company and the Subsidiaries, to keep available the services of the current officers, employees and consultants of the Company and the Subsidiaries and to preserve the current relationships of the Company and the Subsidiaries with customers, suppliers and other Persons with which the Company or any Subsidiary has significant business relations.  By way of amplification and not limitation, except as expressly contemplated by the Transaction Agreements and Exhibit 7.01 attached hereto, neither the Company nor any Subsidiary shall, between the date of this Agreement and the Closing Date, directly or indirectly, do, or propose to do, any of the following without the prior written consent of Purchaser (or unless the Company has provided written notice of such desired action and Purchaser shall not have objected within five (5) Business Days of receipt thereof):

(a)        amend or otherwise change its Certificate of Incorporation or By-laws or equivalent organizational documents;

(b)        issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (i) any shares of any class of capital stock of the Company or any Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the Company or any Subsidiary (except for (x) shares of Common Stock issuable upon conversion of the Preferred Stock and (y) shares of Common Stock issuable pursuant to the Existing Warrants and the Company Stock Plans outstanding on the date hereof) or (ii) any assets of the Company or any Subsidiary, except in the ordinary course of business and in a manner consistent with past practice;

(c)        declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock except for dividends by any direct or indirect wholly owned Subsidiary to the Company or any other Subsidiary;

(d)        reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock;

(e)        (i)  acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any material amount of assets; (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person, or make any loans or advances, or grant any security interest in any of its assets except in the ordinary course of business and consistent with past practice; (iii) authorize, or make any commitment with respect to, any single capital expenditure which is in excess of US$200,000 or capital expenditures which are, in the aggregate, in excess of US$2,000,000 for the Company and the Subsidiaries taken as a whole; or (v) enter into or amend any contract, agreement, commitment or arrangement with respect to any matter set forth in this Section 7.01(e);

(f)        hire additional employees or increase the compensation payable or to become payable or the benefits provided to its directors, officers or employees, except for increases in the ordinary course of business and consistent with past practice in salaries, wages, bonuses, incentives or benefits of employees of the Company or any Subsidiary who are not directors or officers of the Company or any Subsidiary, or grant any severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of the Company or of any Subsidiary (except as provided in Section 7.19), or establish, adopt, enter into, accelerate the vesting of or amend any collective bargaining, bonus, profit-sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except that the Company may take actions to maintain the Company’s officers’ and directors’ liability insurance policies, in effect on the date of this Agreement (the “D&O Insurance”), for a period of not less than six years after the Swap Closing, but only to the extent related to actions or omissions prior to the Swap Closing; provided, however, that the Company may substitute therefor policies of at least the same coverage and amounts containing terms no less advantageous to such former directors or officers which shall not result in gaps or lapses of coverage with respect to matters occurring prior to the Swap Closing; provided, further, that in no event may the Company expend more than an amount per year equal to 150% (the “Maximum Amount”) of the current annual premiums paid by the Company for such insurance to maintain or procure insurance coverage pursuant hereto, and if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, the Company may procure and maintain for such six-year period as much coverage as reasonably practicable for the Maximum Amount; provided, further, that the Company shall have the right to cause coverage to be extended under the D&O Insurance by obtaining a six-year “tail” policy on terms and conditions no less advantageous than the Company’s existing D&O Insurance, and such “tail” policy shall satisfy the foregoing provisions;

(g)        take any action, other than reasonable and usual actions in the ordinary course of business and consistent with past practice, with respect to accounting policies or procedures;

(h)        make any tax election or settle or compromise any United States federal, state, local or non-United States income tax liability;

(i)        amend, terminate, cancel or compromise any material claims of the Company or any Subsidiary or waive any other rights of substantial value to the Company or any Subsidiary;

(j)        amend, modify or consent to the termination of any Material Contract, or amend, waive, modify or consent to the termination of any rights of the Company or any Subsidiary thereunder;

(k)        commence or settle any material Action;

(l)        enter into any agreement, arrangement or transaction with any of its directors, officers, employees or stockholders (or with any relative, beneficiary, spouse or Affiliate of such Persons);

(m)        fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder; or

(n)        announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

SECTION 7.02   Common Stockholders Meeting and Written Consent of Preferred Stockholders.  (a) Notwithstanding any Change in the Company Recommendation, the Company, acting through the Board, shall, in accordance with applicable Law and the Company’s Certificate of Incorporation and By-laws, duly call, give notice of, convene and hold an annual or special meeting of the holders of Common Stock as soon as practicable following the date hereof (the “Common Stockholders Meeting”) to vote on, among other matters, (i) an amendment to the Company’s Certificate of Incorporation in the form attached hereto as Exhibit 7.02(a)(i) (the “Amendment to the Certificate of Incorporation”); (ii) an increase of authorized shares of Common Stock and Preferred Stock to 500,000,000 shares and 15,000,000 shares, respectively; (iii) an amendment to the Certificate of Designations of the Senior Preferred Stock in the form attached hereto as Exhibit 7.02(a)(iii), subject to any revisions required by AMEX pursuant to Section 7.13 (the “Amendment to the Certificate of Designations of the Senior Preferred Stock”); (iv) an amendment to the Certificate of Designations of the Junior Preferred Stock in the form attached hereto as Exhibit 7.02(a)(iv), subject to any revisions required by AMEX pursuant to Section 7.13 (the “Amendment to the Certificate of Designations of the Junior Preferred Stock”); and (v) any other matters, if any, required by applicable Law  or reasonably requested by Purchaser to approve and adopt the Transaction Agreements and to consummate the Transactions contemplated thereby (collectively, the “Common Stockholder Approvals”). The Company shall (i) include in (A) the proxy statement to be sent to the holders of Common Stock of the Company in connection with the Common Stockholders Meeting or other information statement to be sent to such holders (such proxy statement or information statement, as amended or supplemented, being referred to herein as the “Proxy Statement”) and (B) the Stockholder Consent Materials, and in each case not subsequently withdraw or modify in any manner adverse to Purchaser, the unanimous recommendation of the Board that the holders of Common Stock approve the matters listed in this paragraph, except as set forth in Section 7.05(b) or (c) and (ii) use its best efforts to obtain such approval, adoption or waiver.

(b)        At Purchaser’s reasonable request, the Company shall, in accordance with Section 7.15 to the extent applicable,  promptly solicit written consents (the “Preferred Stockholder Consents”) from the holders of each series of Preferred Stock to (i) approve (A) the Amendment to the Certificate of Designations of the Senior Preferred Stock or the Amendment to the Certificate of Designations of the Junior Preferred Stock, as the case may be, and (B) the issuance of the New Preferred Stock and (ii) approve any other matters, if any, required by applicable Law or reasonably required to approve and adopt the Transaction Agreements and to consummate the Transactions contemplated thereby.  In connection with the Preferred Stockholder Consents, Purchaser may execute written consents with respect to any shares of Preferred Stock it may hold either directly or indirectly, beneficially or of record.

SECTION 7.03   Filing of Proxy Statement; Registration Statement.  To the extent applicable and in accordance with Sections 7.02 and 7.15, the Company shall file the Proxy Statement and the Registration Statement (as defined below) with the SEC under the Exchange Act, and shall use its best efforts to have the Proxy Statement and the Registration Statement cleared by the SEC as promptly as practicable.  Purchaser and the Company shall cooperate with each other in the preparation of the Proxy Statement and the Registration Statement (if applicable).  The Company shall notify Purchaser of the receipt of any comments of the SEC with respect to the Proxy Statement or the Registration Statement (if applicable) and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to Purchaser promptly copies of all correspondence between the Company or any representative of the Company and the SEC with respect thereto.  The Company shall give Purchaser and its counsel a reasonable opportunity to review and comment on the Proxy Statement and the Registration Statement (if applicable) including all amendments and supplements thereto, prior to such documents being filed with the SEC or disseminated to the stockholders of the Company and shall give Purchaser and its counsel a reasonable opportunity to review and comment on all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC.  Each of the Company and Purchaser agrees to use its reasonable best efforts, after consultation with the other parties hereto, to respond promptly to all such comments of and requests by the SEC and to cause the Proxy Statement or the Registration Statement (if applicable), as the case may be, and all required amendments and supplements thereto to be mailed to the stockholders of the Company entitled to vote at the Common Stockholders Meetings, or filed with the SEC, as the case may be, at the earliest practicable time.

SECTION 7.04   Access to Information; Confidentiality.  (a)  From the date hereof until the Closing Date, the Company shall, and shall cause the Subsidiaries and the officers, directors, employees, auditors and agents of the Company and the Subsidiaries to, afford the officers, employees and agents of Purchaser reasonable access during normal business hours to the officers, employees, agents, properties, offices, plants and other facilities, books and records of the Company and each Subsidiary, and shall furnish Purchaser with such financial, operating and other data and information in the Company’s or any Subsidiary’s possession, disclosure of which is permitted by applicable Law, as Purchaser, through its officers, employees or agents, may reasonably request.

(b)        Purchaser shall, and shall cause its Affiliates and their respective directors, officers, employees and agents to, keep confidential, not disclose in any manner and use only in connection with the Transactions all data and information obtained by them from the Company and the Subsidiaries and their respective directors, officers, employees, auditors and agents (other than data or information that is or becomes ascertainable from public or published information or trade sources, except as a result of disclosure by Purchaser in violation of this Section 7.04(b)) (“Confidential Information”) and shall insure that such directors, officers, employees and agents do not disclose Confidential Information to third parties, other than in connection with the Transactions, without the prior written consent of the Company, unless disclosure of Confidential Information is required by Law or any order, decree or ruling by Governmental Authorities.

(c)        No investigation pursuant to this Section 7.04 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto or any condition to the Offers.

SECTION 7.05   No Solicitation of Transactions.  (a)  The Company agrees that neither it nor any Subsidiary nor any of the directors, officers or employees of it or any Subsidiary will, and that it will cause its and its Subsidiaries’ agents, advisors and other representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any Subsidiary) not to, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing nonpublic information), or take any other action to facilitate, any inquiries or the making of any proposal of offer (including, without limitation, any proposal or offer to its stockholders) that constitutes, or may reasonably be expected to lead to, any Competing Transaction, or (ii) enter into or maintain or continue discussions or negotiations with any Person or entity in furtherance of such inquiries or to obtain a proposal or offer for a Competing Transaction, or (iii) agree to, approve, endorse or recommend any Competing Transaction or enter into any letter of intent or other contract, agreement or commitment contemplating or otherwise relating to any Competing Transaction, or (iv) authorize or permit any of the officers, directors or employees of the Company or any of its Subsidiaries, or any investment banker, financial advisor, attorney, accountant or other representative retained by the Company or any of its Subsidiaries, to take any such action.  The Company shall notify Purchaser as promptly as practicable (and in any event within one (1) Business Day after the Company attains knowledge thereof), orally and in writing, if any proposal or offer, or any inquiry or contact with any Person with respect thereto, regarding a Competing Transaction is made, specifying the material terms and conditions thereof and the identity of the party making such proposal or offer or inquiry or contact (including material amendments or proposed material amendments).  The Company shall, and shall direct or cause its and its Subsidiaries’ directors, officers, employees, representatives and agents to, immediately cease and cause to be terminated any discussions or negotiations with any parties that may have been conducted heretofore with respect to a Competing Transaction.  The Company shall not release any third party from, or waive any provision of, any confidentiality or standstill agreement to which it is a party and the Company also agrees to promptly request each Person that has heretofore executed a confidentiality agreement in connection with its consideration of acquiring (whether by merger, acquisition of stock or assets or otherwise) the Company or any Subsidiary, if any, to return (or if permitted by the applicable confidentiality agreement, destroy) all confidential information heretofore furnished to such Person by or on behalf of the Company or any Subsidiary and, if requested by Purchaser and at Purchaser’s expenses, to enforce such Person’s obligation to do so.  The Company shall not take any action to make the provisions of Section 203 of the DGCL inapplicable to any transaction other than the Transactions.

(b)        Notwithstanding anything to the contrary in this Section 7.05, the Board may furnish information to, and enter into discussions with, a Person who has made an unsolicited, written, bona fide proposal or offer regarding a Competing Transaction, and the Board has (i) determined, in its good faith judgment (after having consulted with a financial advisor of nationally recognized reputation, which may include Jefferies & Company, Inc. or an Affiliate or division thereof), that such proposal or offer constitutes a Superior Proposal, or in the absence of a Superior Proposal, determined, in its good faith judgment after consultation with independent legal counsel, that the furnishing of such information or entering into discussions is required to comply with its fiduciary obligations to the Company and its stockholders under applicable Law, (ii) provided written notice to Purchaser of its intent to furnish information or enter into discussions with such Person at least two Business Days prior to taking any such action, and (iii) obtained from such Person an executed confidentiality agreement on customary terms (it being understood that such confidentiality agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under this Agreement).

(c)        Except as set forth in this Section 7.05(c), neither the Board nor any committee thereof shall withdraw or modify, or propose to withdraw or modify, in a manner adverse to Purchaser, the approval or recommendation by the Board or any such committee of any Transaction Agreement or any of the Transactions (a “Change in the Company Recommendation”) or approve or recommend, or cause or permit the Company to enter into any letter of intent, agreement or obligation with respect to, any Competing Transaction.  Notwithstanding the foregoing, if the Board determines, in its good faith judgment prior to the Swap Closing and after consultation with independent legal counsel, that it is required to make a Change in the Company Recommendation to comply with its fiduciary obligations to the Company and its stockholders under applicable Law, the Board may make a Change in the Company Recommendation, but only (i) after providing written notice to Purchaser (a “Notice of Change in Recommendation”) advising Purchaser that the Board intends to effect a Change in the Company Recommendation and the manner in which it intends (or may intend) to do so, and (ii) if Purchaser does not, within five (5) Business Days of Purchaser’s receipt of the Notice of Change in Recommendation, make an offer that the Board determines, in its good faith judgment that it is no longer required by its fiduciary duties to make a Change in the Company Recommendation.

SECTION 7.06   Notification of Certain Matters.  The Company shall give prompt notice to Purchaser, and Purchaser shall give prompt notice to the Company, of (a) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which reasonably could be expected to cause (i) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect or (ii) any condition set forth in Annex C or Annex D not be satisfied, (b) any failure of the Company or Purchaser, as the case may be, to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder and (c) any other material development relating to the business, prospects, financial condition or results of operations of the Company and the Subsidiaries; provided, however, that the delivery of any notice pursuant to this Section 7.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

SECTION 7.07   Regulatory and Other Authorizations; Notices and Consents.  (a)  Each of Purchaser and the Company shall use its reasonable best efforts to obtain all authorizations, consents, orders and approvals of all Governmental Authorities and officials that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, the Transaction Agreements and will cooperate fully with the other party in promptly seeking to obtain all such authorizations, consents, orders and approvals.  The Company shall, and shall cause the applicable Subsidiaries to (i) submit complete application documents for the Article 71 Waiver within two (2) Business Days after the date hereof; (ii) supply as promptly as practicable to MEMR or other Government Authorities any additional information and documentary material that may be requested by MEMR or other Government Authorities; and (iii) at Purchaser’s request, provide or make available as promptly as practicable all information and documentary materials to enable Purchaser to make appropriate filings under the Anti-trust Laws in connection with the Transactions.

(b)        The Company shall give promptly such notices to third parties and use its reasonable best efforts to obtain such third party consents and estoppel certificates as Purchaser may in its reasonable discretion deem necessary or desirable in connection with the Transactions.

(c)        Purchaser shall cooperate and use its reasonable best efforts to assist the Company in giving such notices and obtaining such consents and estoppel certificates; provided, however, that Purchaser shall have no obligation to give any guarantee or other consideration of any nature in connection with any such notice, consent or estoppel certificate or to consent to any change in the terms of any agreement or arrangement which Purchaser in its sole discretion may deem adverse to the interests of Purchaser, the Company, any Subsidiary or their respective businesses.

(d)        Company shall, and shall cause the Subsidiaries to, provide all such information, analysis, technical and other reports and documents and execute all such applications, documents and other things as may be required by the HKSE, any other Governmental Authority or Purchaser for the purposes of obtaining the Purchaser Shareholders Approval, the Exchange Approvals and any consent or waiver from the HKSE required under the HKSE Listing Rules and/or facilitating Purchaser to prepare and issue any announcement and circular in connection with the Transactions.

SECTION 7.08   Subsequent Financial Statements.  The Company shall, if practicable, consult with Purchaser prior to making publicly available its financial results for any period after the date of this Agreement and prior to filing any report or document with the SEC after the date of this Agreement, it being understood that Purchaser shall have no liability by reason of such consultation.

SECTION 7.09   Public Announcements.  Purchaser and the Company agree that no public release or announcement concerning the Transactions shall be issued by either party without the prior consent of the other party (which consent shall not be unreasonably withheld), except as such release or announcement may be required by Law, or to the extent applicable, the AMEX rules or the HKSE Listing Rules, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance.

SECTION 7.10   General Release from Initial Investors of Junior Preferred Stock.  The Company shall use its reasonable best efforts to cause each Initial Investor of Junior Preferred Stock that is not a Key Junior Preferred Stockholder, on or prior to the Swap Closing, to execute and deliver to Purchaser, for the benefit of the Company and each Subsidiary, a general release and discharge, in a form attached hereto as Exhibit 7.10 (the “Release Letter”), waiving certain rights under the Additional Return Agreements.

SECTION 7.11   Existing Warrants.  The Company shall use reasonable best efforts and take any and all steps necessary to obtain a waiver (the “Existing Warrants Waiver”) of the 20-day prior notice requirement triggered by the Transactions from each of the holders of the Existing Warrants except for any warrants issued pursuant to the Warrant Agreement, dated as of December 12, 2005 by and between the Company and The Bank of New York.

SECTION 7.12   Use of Proceeds.  The proceeds (the “Proceeds”) received by the Company from the Transactions, including the First Tranche Price and the Second Tranche Price, shall be used solely to fund the capital requirements specified in the schedule attached hereto as Exhibit 7.12.  The Proceeds shall be paid to the Company by the Escrow Agent in accordance with the terms of the Escrow Agreement and the Investor Rights Agreement.

SECTION 7.13   AMEX Listing.  The Company shall promptly prepare and submit to the AMEX a listing application covering (a) the shares of Common Stock issuable upon the conversion of the New Preferred Stock pursuant to the terms and conditions set forth in the Certificate of Designations of Series B-1 Preferred Stock and Certificate of Designations of Series B-2 Preferred Stock and (b) the shares of Common Stock issuable under the Warrants (collectively, the “New Common Shares”) and shall use its reasonable best efforts to obtain, prior to the Swap Closing, approval for the listing of such New Common Shares (the “AMEX Listing Approval”), and Purchaser shall cooperate with the Company with respect to such listing.  The parties acknowledge that in order to obtain the AMEX Listing Approval or other Exchange Approvals necessary to consummate the Transactions, the parties may be required by AMEX to revise or amend the Transaction Agreements and, in particular, the Certificate of Designations of Series B-1 Preferred Stock and the Certificate of Designations of Series B-2 Preferred Stock, and the parties agree to use their reasonable best efforts to cooperate with AMEX to obtain the AMEX Listing Approval and other necessary Exchange Approvals, including by effecting modifications to: (i) the conversion voting feature of the New Preferred Stock to offset a potential decline in the price of the Common Stock (provided that no such modification shall affect the conversion price of the New Preferred Stock); (ii) the board designation rights of the New Preferred Stock to correspond to Purchaser’s equity investment in the Company; and (iii) the board observer and director designee rights to be consistent with the director independence requirements for committees of the Board, to the extent a Purchaser director designee would not be considered independent under relevant AMEX rules.  Notwithstanding the foregoing, if any revision or amendment required by AMEX, other than with respect to the matters set forth in (i) through (iii) above, materially and adversely impacts the rights or benefits to be received by Purchaser under the Transaction Agreements, as reasonably determined by Purchaser, then the AMEX Listing Approval shall be deemed not to have been satisfied for purposes of the condition set forth in subsection (g) of Annex C.

SECTION 7.14   Cancellation of Preferred Shares.  The Company shall take all necessary actions to restore to the status of authorized but unissued shares of Preferred Stock without designation as to series by retiring all shares of Preferred Stock acquired from Purchaser pursuant to the Swap immediately following the Swap Closing.

SECTION 7.15   Registration Statement.  The parties hereto shall use reasonable best efforts to structure the Transactions as transactions exempt from the registration requirements of the Securities Act; and the parties hereto acknowledge that it is currently contemplated that the Transactions will be structured as exempt from the registration requirements of the Securities Act.  Subject to the foregoing, if  required by U.S. securities Laws, the Company shall file with the SEC a registration statement on an appropriate registration statement form (the “Registration Statement”) that will cover the amendments of the terms of the Senior Preferred Stock and Junior Preferred Stock in connection with the Transactions and shall use its reasonable best efforts to cause such registration statement to become effective as soon as practicable and prior to the closing of the Offers.  If required by the U.S. securities Laws and the Shares of Newly Issued Common Stock to be delivered to the Exercising Junior Preferred Stockholder(s) pursuant to Section 4.02 are not transferable without restriction pursuant to Rule 144 under the Securities Act at the time such shares are delivered, the Company shall file a shelf registration statement with the SEC with respect to the resale of such shares by such Exercising Junior Preferred Stockholder(s) within 30 days following the Swap Closing and shall use its reasonable best efforts to cause such registration statement to become effective as soon as practicable, in any event within 90 days, following the Swap Closing.  Additionally, if Purchaser is required by U.S. securities Laws to file with the SEC a registration statement on an appropriate registration statement form that will cover the issuance of the Purchaser Convertible Bonds in connection with the Transactions, the Company shall cooperate with the reasonable requests of Purchaser in connection with such registration, which for the avoidance of doubt shall include cooperating in the manner set forth in Section 3.01(e) and (f) hereof to the extent applicable.

SECTION 7.16   Redemption of Remaining Preferred Stock.  Immediately following the Swap Closing, the Company shall redeem, pursuant to the Amendment to the Certificate of Designations of the Senior Preferred Stock or the Amendment to the Certificate of Designations of the Junior Preferred Stock, as the case may be, all of the then-outstanding shares of Preferred Stock (the “Remaining Preferred Stock”), using funds provided by, or at the direction of, Purchaser.  The Company shall take all necessary actions to cancel all of the Remaining Preferred Stock immediately following such redemption.

SECTION 7.17   Withholding Rights.  Purchaser shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement, including the Additional Returns, to any holder of Preferred Stock, any holder of the 12% Senior Notes or any Initial Investor of Junior Preferred Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”) and the U.S. Treasury regulations promulgated thereunder, or any provision of state, local or non-United States Tax law.  To the extent that amounts are so withheld by Purchaser, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Preferred Stock, any holder of the 12% Senior Notes or Initial Investor of Junior Preferred Stock, as the case may be, in respect of which such deduction and withholding was made by Purchaser.

SECTION 7.18   Alternative Transaction Structures.  Purchaser shall have the right to propose alternative structures for the transactions contemplated in this Agreement and the Ancillary Documents in order to structure such transactions in a more tax-efficient manner.  Purchaser’s direct and indirect economic and voting interests in any alternative structure shall be equivalent to its economic and voting interests in the structure contemplated in this Agreement.  Such alternative structures may include, but are not limited to, (a) acquiring stock directly in the 12% Senior Notes Issuer and may involve transferring assets of the Company and the Subsidiaries, including stock of Subsidiaries, to the 12% Senior Notes Issuer; (b) investing directly in preferred stock and warrants of the 12% Senior Notes Issuer instead of preferred stock and warrants of the Company; and (c) transferring funds from the 12% Senior Notes Issuer to the Company to permit the Company to conduct the Tender Offer and the Exchange Offer directly.  Any preferred stock or warrants of the 12% Senior Notes Issuer issued to Purchaser shall have rights and terms that are equivalent to the rights and terms of the First Tranche Shares and Second Tranche Shares and the Warrants, respectively.  The Company agrees to accept and cooperate in implementing any such alternative structures as long as such structures do not have adverse consequences for the Company and do not materially delay the transactions contemplated in this Agreement and the Ancillary Documents.

SECTION 7.19   Employment Agreements.  Notwithstanding anything to the contrary in this Article 7, the Company agrees that, prior to the Swap Closing, the Company (at the direction of Purchaser) will negotiate and use its reasonable best efforts to amend and restate the employment agreements and change in control agreements listed in Section 5.10(b) of the Disclosure Schedule to the reasonable satisfaction of Purchaser, which amended and restated agreements shall be effective immediately prior to the Swap Closing.

SECTION 7.20   Pre-Closing Funding.  Following the date hereof, the Company shall be required to apply any funds received by the Company (a) through sales of surplus or obsolete equipment, (b) pursuant to oil sales or collection of trade receivables, or (c) through other means, towards the payment of the June 15, 2008 and September 15, 2008 interest payments under the 12% Senior Notes or otherwise in accordance with Section 7.01 hereof.  If by June 26, 2008, the Company shall not have received at least US$11,000,000 in cash (the “Funding Requirement”) by any of the means set forth in (a) through (c) above, then the Company may terminate this Agreement, provided, however, the Company may not terminate this Agreement if (i) the Company is in breach of this Agreement, (ii) the Company is in breach of any agreement with any Person which agreement contemplates or provides for the payment of cash to the Company in an amount at least equal to the Funding Requirement or (iii) the June 15, 2008 or September 15, 2008 interest payment, as the case may be, will be made by the Company, including through a payment in kind of the interest payment; provided further, however, that the Company may terminate this Agreement under this subsection (iii) if the June 15, 2008 or

September 15, 2008 interest payment must be paid using cash solely derived from operating cash flow generated through the normal course of business or from proceeds of oil sales contracts with a term of less than three months as a result of the Company’s failure to generate cash by other means.  The Company shall notify Purchaser promptly (and in any event within one day) of any receipt by the Company of funds by any of the means set forth in (a) through (c) above (but with respect to (b) above, the Company’s obligation to provide notice shall not arise with respect to any oil sales contracts with a term of less than three months) and Purchaser shall be entitled to direct, in its sole discretion, the allocation of such funds by the Company, including, without limitation, the use of such funds to pay interest under the 12% Senior Notes or to fund past due obligations, working capital requirements or otherwise.

SECTION 7.21   Issuance of Additional Series B-1 Preferred Stock.  (a)  Notwithstanding anything to the contrary in this Agreement, Purchaser shall have the right, at or following the Swap Closing and upon delivery of written notice five (5) Business Days in advance to the Company, to surrender to the Company any 12% Senior Notes or New Senior Notes, as the case may be, held by Purchaser or its Affiliates, in exchange for such number of shares of Series B-1 Preferred Stock to be determined based on the ratio of US$100 principal amount of 12% Senior Notes or New Senior Notes, as the case may be, for one (1) share of Series B-1 Preferred Stock (in the case of any fractional share of Series B-1 Preferred Stock, the Company shall issue one full share of Series B-1 Preferred Stock to Purchaser in lieu of such fractional share).

(b)        In the event that Purchaser provides or otherwise guarantees funding for the Senior Notes Repurchase Payment pursuant to Section 3.01(g), if so requested by Purchaser, the Company shall issue to Purchaser a number of shares of Series B-1 Preferred Stock equal to (i) the amount of the Senior Notes Repurchase Payment, divided by (ii) US$100, with the purchase price for such issued shares of Series B-1 Preferred Stock to be satisfied by Purchaser’s funding of the Senior Notes Repurchase Payment.  In the case that the quotient above results in any fractional share of Series B-1 Preferred Stock, the Company shall issue one full share of Series B-1 Preferred Stock to Purchaser in lieu of such fractional share.

(c)        Notwithstanding the foregoing, the maximum total number of shares of Series B-1 Preferred Stock to be issued to Purchaser pursuant to Sections 7.21(a) and (b) shall be 580,000.

ARTICLE VIII
CONDITIONS TO THE SWAP CLOSING

SECTION 8.01   Conditions to Obligations of the Company.  The obligations of the Company to effect the Swap shall be subject to the satisfaction or written waiver, at or prior to the Closing Date, of the condition that the closing of the Exchange Offer and the Tender Offer shall have occurred pursuant to this Agreement.

SECTION 8.02   Conditions to Obligations of Purchaser.  The obligations of Purchaser to effect the Swap shall be subject to the satisfaction or written waiver, at or prior to the Closing Date, of each of the following conditions:

(a)        Rollover Transactions.  The closing of the Rollover Transactions shall have occurred pursuant to the Senior Preferred Stock Purchase Agreements;

(b)        Sale and Purchase Transactions.  The closing of the Sale and Purchase Transactions shall have occurred pursuant to the Junior Preferred Stock Purchase Agreement;

(c)        Tender Offer.  The closing of the Tender Offer shall have occurred pursuant to this Agreement;

(d)        Exchange Offer.  The closing of the Exchange Offer shall have occurred pursuant to this Agreement; and

(e)        Preferred Stockholder Consents.  The Preferred Stockholder Consents shall have been obtained to the extent and only if Purchaser does not “beneficially own” at least 66 2/3% of the outstanding shares of Senior Preferred Stock or the Junior Preferred Stock, as the case may be, at the closing of the Tender Offer.

ARTICLE IX
INDEMNIFICATION

SECTION 9.01   Survival of Representations and Warranties.  (a)  The representations and warranties of the Company contained in this Agreement shall survive the Swap Closing for eighteen (18) months following the Swap Closing; provided, however, that (i) the representations and warranties made pursuant to Sections 5.01, 5.02, 5.03, 5.04, 5.06, 5.26, 5.27 and 5.28 (the “Company Fundamental Representations”) shall survive indefinitely, (ii) the representations and warranties dealing with Tax matters (the “Tax Representations”) shall survive until 120 days after the expiration of the relevant statute of limitations for the Tax liabilities in question, and (iii) insofar as any claim is made by Purchaser for the breach of any representation or warranty of the Company contained herein relating to environmental matters (the “Environmental Representations”), such representations and warranties shall, for purposes of such claims by Purchaser, survive the Swap Closing until the tenth anniversary of the Swap Closing.  Neither the period of survival nor the liability of the Company with respect to the Company’s representations and warranties shall be reduced by any investigation made at any time by or on behalf of Purchaser.  If written notice of a claim has been given prior to the expiration of the applicable representations and warranties by Purchaser to the Company, then the relevant representations and warranties shall survive as to such claim, until such claim has been finally resolved.

(b)        The representations and warranties of Purchaser contained in this Agreement shall survive the Swap Closing for eighteen (18) months following the Swap Closing; provided, however, that the representations and warranties made pursuant to Sections 6.01, 6.02 and 6.06 (the “Purchaser Fundamental Representations”; together with the Company Fundamental Representations, the “Fundamental Representations”) shall survive indefinitely.  Neither the period of survival nor the liability of Purchaser with respect to Purchaser’s representations and warranties shall be reduced by any investigation made at any time by or on behalf of the Company.  If written notice of a claim has been given prior to the expiration of the applicable representations and warranties by the Company to Purchaser, then the relevant representations and warranties shall survive as to such claim, until such claim has been finally resolved.

SECTION 9.02   Indemnification by the Company.  Purchaser and its Affiliates, officers, directors, employees, agents, successors and assigns (each a “Purchaser Indemnified Party”) shall be indemnified and held harmless by the Company for and against any and all liabilities, losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including attorneys’ and consultants’ fees and expenses) suffered or incurred by them (including any Action brought or otherwise initiated by any of them) (hereinafter a “Loss”), arising out of or resulting from:

(a)        the breach of any representation or warranty made by the Company in this  Agreement (it being understood that such representations and warranties shall be interpreted without giving effect to any limitations or qualifications as to “materiality” (including the word “material”) or “Material Adverse Effect” set forth therein);

(b)        the breach of any covenant or agreement by the Company contained in this Agreement;

(c)        liabilities of the Company or any Subsidiary arising from or relating to any breach of any covenant or agreement or non-performance of any obligation by the Company or any Subsidiary with respect to (i) the Certificates of Designations of the Preferred Stock, (ii) the Indenture, or (iii) the Existing Warrants, to the extent such breach or non-performance occurred prior to the Swap Closing and not due to any act or omission of Purchaser after the date hereof; and

(d)        liabilities of the Company or any Subsidiary arising from or relating to any of the Actions disclosed in Section 5.09 of the Disclosure Schedule (i) to the extent not reflected in the Company’s financial statements appearing in the most recent SEC Reports prior to the date hereof or (ii) if so reflected, to the extent that any such liabilities so reflected are in excess of US$1,000,000, in the aggregate, of the reported amounts.

To the extent that the Company’s undertakings set forth in this Section 9.02 may be unenforceable, the Company shall contribute the maximum amount that it is permitted to contribute under applicable Law to the payment and satisfaction of all Losses incurred by the Purchaser Indemnified Parties.

SECTION 9.03   Indemnification by Purchaser.  The Company and its successors and assigns (each a “Company Indemnified Party”) shall be indemnified and held harmless by Purchaser for and against any and all Losses, arising out of or resulting from:

(a)        the breach of any representation or warranty made by Purchaser contained in this Agreement (it being understood that such representations and warranties shall be interpreted without giving effect to any limitations or qualifications as to “materiality” (including the word “material”) or “Material Adverse Effect” set forth therein); or

(b)        the breach of any covenant or agreement by Purchaser contained in this Agreement.

To the extent that Purchaser’s undertakings set forth in this Section 9.03 may be unenforceable, Purchaser shall contribute the maximum amount that it is permitted to contribute under applicable Law to the payment and satisfaction of all Losses incurred by the Company Indemnified Parties.

SECTION 9.04   Limits on Indemnification.  Notwithstanding anything to the contrary contained in this Agreement: (a) an Indemnifying Party shall not be liable for any claim for indemnification pursuant to Section 9.02(a) or 9.03(a), unless and until the aggregate amount of indemnifiable Losses which may be recovered from the Indemnifying Party equals or exceeds US$1,000,000 whereupon the Indemnified Party shall be entitled to indemnification for the full amount of such Losses; and (b) the maximum amount of indemnifiable Losses which may be recovered from an Indemnifying Party arising out of or resulting from the causes set forth in Section 9.02(a) or 9.03(a), as the case may be, shall be an amount equal to US$75,000,000.  Notwithstanding the foregoing, the provisions of this Section 9.04 shall not apply with respect to the Fundamental Representations, Tax Representations and Environmental Representations, which shall not be subject to any limitations on indemnification.

SECTION 9.05   Notice of Loss; Third Party Claims.  (a)  An Indemnified Party shall give the Indemnifying Party notice of any matter that an Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement, within 60 days of such determination, stating the amount of the Loss, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises.

(b)        If an Indemnified Party shall receive notice of any Action, audit, demand or assessment (each, a “Third Party Claim”) against it or which may give rise to a claim for Loss under this Article IX, within 60 days of the receipt of such notice, the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article IX except to the extent that the Indemnifying Party is materially prejudiced by such failure and shall not relieve the Indemnifying Party from any other obligation or liability that it may have to any Indemnified Party otherwise than under this Article IX.  The Indemnifying Party shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice if it gives notice of its intention to do so to the Indemnified Party within five days of the receipt of notice from the Indemnified Party of such Third Party Claim; provided, however, that if there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the judgment of the Indemnified Party in its sole and absolute discretion for the same counsel to represent both the Indemnified Party and the Indemnifying Party, then the Indemnified Party shall be entitled to retain its own counsel in each jurisdiction for which the Indemnified Party determines counsel is required, at the expense of the Indemnifying Party.  In the event that the Indemnifying Party exercises the right to undertake any such defense against any such Third Party Claim as provided above, the Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party.  Similarly, in the event the Indemnified Party is, directly or indirectly, conducting the defense against any such Third Party Claim, the Indemnifying Party shall cooperate with the Indemnified Party in such defense and make available to the Indemnified Party, at the Indemnifying Party’s expense, all such witnesses, records, materials and information in the Indemnifying Party’s possession or under the Indemnifying Party’s control relating thereto as is reasonably required by the Indemnified Party.  No such Third Party Claim may be settled by the Indemnified Party without the prior written consent of the Indemnifying Party, which may not be unreasonably withheld.

SECTION 9.06   Payment in Common Stock.  In the event any Losses are payable by the Company to any Purchaser Indemnified Party hereunder, upon written notice to the Company, such Purchaser Indemnified Party shall be entitled to receive, in lieu of payment in cash, payment of such Losses in the form of shares of Common Stock.  The number of shares of Common Stock to be issued to such Purchaser Indemnified Party hereunder shall be determined by dividing the total amount of the applicable indemnifiable Losses by the average of the Volume Weighted Average Stock Price over the 30 consecutive trading days immediately prior to the Determination Date.  If the Volume Weighted Average Price cannot be calculated due to the absence of a trading market in the Common Stock, the number of shares issuable shall be determined by dividing the total amount of the applicable indemnifiable Losses by the Fair Market Value of the Common Stock on the Determination Date.

ARTICLE X
TERMINATION, AMENDMENT AND WAIVER

SECTION 10.01   Termination.  This Agreement may be terminated and the Transactions may be abandoned at any time by action taken or authorized by the Board of Directors of the terminating party, notwithstanding any requisite approval and adoption of this Agreement and the Ancillary Documents and the Transactions by the stockholders of the Company:

(a)        By mutual written consent of each of Purchaser and the Company duly authorized by the Boards of Directors of Purchaser and the Company; or

(b)        By either Purchaser or the Company if the Swap Closing shall not have occurred on or before the Termination Date; provided, however, that the right to terminate this Agreement under this Section 10.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Swap Closing to occur on or before such date; or

(c)        By Purchaser if (i) any of the Senior Preferred Stock Purchase Agreements or the Junior Preferred Stock Purchase Agreement is terminated without any material breach by Purchaser, (ii) due to an occurrence or circumstance that would result in a failure to satisfy any condition set forth in Annex C or Annex D hereto (expect to the extent such condition is waived by the parties pursuant to this Agreement), Purchaser or the 12% Senior Notes Issuer shall have (A) failed to commence the Tender Offer or the Exchange Offer, as the case may be, within 60 days following the date of this Agreement,

(B) terminated the Tender Offer or the Exchange Offer, as the case may be, without having accepted any shares of Preferred Stock or 12% Senior Notes, as the case may be, for payment thereunder or (C) failed to accept the Preferred Stock or 12% Senior Notes for payment pursuant to the Tender Offer or the Exchange Offer, as the case may be, within 90 days following the commencement of the relevant Offer (provided, however, that the applicable time period specified in (A) and (C) above shall be extended until the earlier to occur of (x) the fifth Business Day following expiration or termination of any applicable waiting period under the applicable Anti-trust Laws, obtaining of requisite clearance or approval under the applicable Anti-trust Laws, and obtaining the Purchaser Shareholders Approval, the Common Stockholder Approvals, the Preferred Stockholder Consents, the effectiveness of the Registration Statement (if applicable), the Existing Warrants Waiver and the Article 71 Waiver and (y) the Termination Date), unless such action or inaction under (A), (B) or (C) shall have been caused by or resulted from the failure of Purchaser to perform, in any material respect, any of its material covenants or agreements contained in this Agreement, or the material breach by Purchaser of any of its material representations or warranties contained in this Agreement or (iii) the Board or any committee thereof shall have made a Change in the Company Recommendation that is adverse to Purchaser, or shall have recommended or approved any Competing Transaction, or shall have resolved to do any of the foregoing; or

(d)        By the Company, upon approval of the Board, if (i) due to a material breach by Purchaser of its representations or warranties or covenants contained in this Agreement that would result in a failure to satisfy any condition set forth in Annex C or D hereto, Purchaser or the 12% Senior Notes Issuer shall have (A) failed to commence the Offers within 60 days following the date of this Agreement, (B) terminated the Tender Offer or the Exchange Offer, as the case may be, without having accepted any Preferred Stock or 12% Senior Notes, as the case may be, for payment thereunder or (C) failed to accept any Preferred Stock or 12% Senior Notes for payment pursuant to the Offers within 90 days following the commencement of the relevant Offer, provided, however, that the applicable time period specified in (A) and (C) above shall be extended until the earlier to occur of (x) the fifth Business Day following expiration or termination of any applicable waiting period under the applicable Anti-trust Laws, obtaining of requisite clearance or approval under the applicable Anti-trust Laws, and obtaining the Purchaser Shareholders Approval, the Common Stockholder Approvals, the Preferred Stockholder Consents, the Existing Warrants Waiver and the Article 71 Waiver and (y) the Termination Date or (ii) pursuant to Section 7.20.

SECTION 10.02   Effect of Termination.  In the event of the termination of this Agreement pursuant to Section 10.01, this Agreement shall forthwith become void, and there shall be no liability on the part of any party hereto, except (a) as set forth in Section 10.03 (including the relevant defined terms in Section 1.01), which shall survive any termination of this Agreement and (b) nothing herein shall relieve any party from liability for any breach hereof prior to the date of such termination; provided, however, that the terms of Sections 7.04(b) and (c) and Article XI shall survive any termination of this Agreement.

SECTION 10.03   Fees and Expenses.  (a)  In the event that

(i)        this Agreement is terminated (A) pursuant to Section 10.01(c)(iii) or (B) pursuant to Section 10.01(c)(i) or 10.01(c)(ii), to the extent that the termination of this Agreement, any of the Senior Preferred Stock Purchase Agreements or the Junior Preferred Stock Purchase Agreement is caused by the Company due to the failure of the Company to perform, in any material respect, any of its covenants or agreements contained in this Agreement or the material breach by the Company of any of its representations or warranties contained in this Agreement or that the failure to commence, the termination or the failure to accept any Remaining Share of the Preferred Stock or 12% Senior Notes for payment, as set forth in Section 10.01(c)(ii), shall relate to the failure of the Company to perform, in any material respect, any of its covenants or agreements contained in this Agreement or the material breach by the Company of any of its representations or warranties contained in this Agreement; or

(ii)        the Company enters into an agreement with respect to a Competing Transaction, or a Competing Transaction is consummated, in each case within 18 months after the termination of this Agreement (A) as a result of a material or intentional breach by the Company of Section 7.05 or (B) the Company was involved in discussions or negotiations with respect to such Competing Transaction prior to the termination of this Agreement, and the Company shall not theretofore have been required to pay the Fee to Purchaser pursuant to Section 10.03(a)(i);

then, in any such event, the Company shall pay Purchaser promptly (but in no event later than one Business Day after the first of such events shall have occurred) a fee equal to US$10,000,000 (the “Fee”), which amount shall be payable in immediately available funds.

(b)        If this Agreement is terminated for any reason other than a termination (i) solely as a result of the failure of the parties hereto to obtain (A) the clearance or approval under Exon-Florio Provisions or the applicable Anti-trust Laws, (B) the AMEX Listing Approval or other Exchange Approvals, (C) the Article 71 Waiver or (D) the Purchaser Shareholders Approval, (ii) solely as a result of  the non-satisfaction of the Minimum Condition or the Exchange Offer Minimum Condition, or (iii) by the Company pursuant to Section 7.20, and Purchaser is not in material breach of its material covenants and agreements contained in this Agreement or its representations and warranties contained in this Agreement, the Company shall, whether or not any payment is made pursuant to Section 10.03(a), reimburse Purchaser (not later than five Business Days after submission of statements therefor) for all out-of-pocket expenses and fees up to US$3,000,000 in the aggregate (including, without limitation, fees and expenses payable to all banks, investment banking firms, other financial institutions, and other Persons and their respective agents and counsel, for arranging, committing to provide or providing any financing for the Transactions or structuring the Transactions, and all fees of counsel, accountants, experts and consultants to Purchaser, and all printing and advertising expenses and filing fees) actually incurred or accrued by either of them or on their behalf in connection with the Transactions, including, without limitation, the financing thereof, and actually incurred or accrued by banks, investment banking firms, other financial institutions and other Persons, and for which Purchaser is liable in connection with the negotiation, preparation, execution and performance of this Agreement, the structuring and financing of the Transactions and any financing commitments or agreements relating thereto (all the foregoing being referred to herein collectively as the “Expenses”).

(c)        Except as set forth in this Section 10.03, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not any Transaction is consummated.

(d)         In the event that the Company shall fail to pay the Fee or any Expenses when due, unless such Fees and Expenses are being contested in good faith, the term “Expenses” shall be deemed to include the costs and expenses actually incurred or accrued by Purchaser (including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of this Section 10.03, together with interest on such unpaid Fee and Expenses, commencing on the date that the Fee or such Expenses became due, at a rate equal to the rate of interest publicly announced by Citibank, N.A., from time to time, in the City of New York, as such bank’s Base Rate.

(e)        In the event any Fee or Expenses, including any applicable interest accrued thereon pursuant to Section 10.03(d) (collectively, the “Unpaid Fees”), are payable by the Company to Purchaser hereunder, upon written notice to the Company, Purchaser shall be entitled to receive, in lieu of payment in cash, payment of such Unpaid Fees in the form of shares of Common Stock.  The number of shares of Common Stock to be issued to Purchaser hereunder shall be determined by dividing the total amount of the applicable Unpaid Fees by the average of the Volume Weighted Average Stock Price over the 30 consecutive trading days immediately prior to the Determination Date.  If the Volume Weighted Average Price can not be calculated due to the absence of a trading market in the Common Stock, the number of shares issuable shall be determined by dividing the total amount of the applicable indemnifiable Losses by the Fair Market Value of the Common Stock on the Determination Date.

SECTION 10.04   Amendment.  This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Swap Closing.  This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

SECTION 10.05   Waiver.  At any time prior to the Swap Closing, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein.  Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

ARTICLE XI
GENERAL PROVISIONS

SECTION 11.01   Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in Person, by overnight courier, by facsimile upon written confirmation of delivery or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.01):

if to Purchaser:

United Energy Group Limited
Unit 2112, Two Pacific Place
88 Queensway
Central, Hong Kong
Attention: Rachel Zhang
Facsimile No.: +852 2522 6938

with a copy to:

Shearman & Sterling LLP
12th Floor Gloucester Tower
The Landmark, 11 Pedder Street
Central, Hong Kong
Attention: Paul Strecker
Facsimile No.: +852 2978 8099

if to the Company:

Transmeridian Exploration Incorporated
5847 San Felipe, Suite 4300
Houston, Texas 77057
Attention: Chief Financial Officer
Facsimile No.: +1 713 781 6593

with a copy to:

Akin Gump Strauss Hauer & Feld LLP
1111 Louisiana Street, 44th Floor
Houston, Texas 77002-5200
Attention:  James L. Rice III
Facsimile No.: +1 713 236 0822

SECTION 11.02   Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

SECTION 11.03   Entire Agreement; Assignment.  This Agreement and the Ancillary Documents constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.  This Agreement and the Ancillary Documents shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Purchaser may assign all or any of their rights and obligations hereunder to any Affiliate of Purchaser, provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.  For the avoidance of doubt, Purchaser shall be entitled to conduct the Transactions through a wholly owned subsidiary of Purchaser; provided, however, that Purchaser shall guarantee the obligations of such subsidiary in connection therewith.

SECTION 11.04   Parties in Interest and Assignment.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, that Purchaser may assign all or any of its rights and obligations hereunder to any of its Affiliates, provided that no such assignment shall relieve Purchaser of its obligations hereunder if such assignee does not perform such obligations.

SECTION 11.05   Specific Performance.  The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

SECTION 11.06   Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed in that State (other than those provisions set forth herein that are required to be governed by the DGCL).  All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any New York state or federal court sitting in The City of New York.  The parties hereto hereby (a) submit to the exclusive jurisdiction of any state or federal court sitting in The City of New York for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above-named courts.  Purchaser hereby irrevocably appoints CT Corporation to receive service of process on its behalf as its respective authorized agent for service of process in any state or federal court sitting in The City of New York.  If for any reason such agent shall cease to be such agent for service of process, Purchaser shall forthwith appoint a new agent for service of process and deliver to the Company a copy of the new agent’s acceptance of appointment within 30 days.  Nothing in this Agreement shall affect the right to serve process in any other manner permitted by law.

SECTION 11.07   Headings.  The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 11.08   Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 11.09   Waiver of Jury Trial.  Each of the parties hereto hereby waives to the fullest extent permitted by applicable law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions.  Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 11.09.

IN WITNESS WHEREOF, Purchaser and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

UNITED ENERGY GROUP LIMITED

By:	/s/ Zhang Hongwei
	Name:	Zhang Hongwei
	Title:	Chairman and Executive Director

TRANSMERIDIAN EXPLORATION INCORPORATED

By:	/s/ Lorrie T. Olivier
	Name:	Lorrie T. Olivier
	Title:	Chairman and CEO